FORM 6-K
                                    --------



                       Securities and Exchange Commission
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                May                                      2004
                                --------------------------------        -------
Commission File Number          000-23464
                                --------------------------------        -------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                          Form 40-F      X
                     ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                              No  X
             ------------------              ------------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX



Document                                                                Page No.
--------                                                                --------

 1.     Shareholder Report for the second quarter ended March 31, 2004     4

 2.     Management's Discussion and Analysis for the second quarter
        ended March 31, 2004                                              42

 3.     Certifications for Hummingbird Ltd.                               69

                                                                     Document 1

                                                       Hummingbird Ltd.
                                                       1 Sparks Avenue
                                                       Toronto, Ontario M2H 2W1
                                                       Canada
                                                       Tel. (416) 496-2200
                                                       Fax (416) 496-2207



May 14, 2004


Dear Hummingbird Shareholder:

SECOND QUARTER AND SIX MONTHS ENDED MARCH 31, 2004

We enclose the following information for the quarter and six months ended March 31, 2004:

   o U.S. GAAP financial statements and accompanying notes prepared in US dollars;

   o Canadian GAAP financial statements and accompanying notes prepared in US dollars;

   o Management's Discussion and Analysis of Financial Condition and Results of Operations; and

   o Press release dated April 20, 2004 reporting our financial results for the above periods.


We thank you for your continued interest and support.


Sincerely,



/s/Fred Sorkin
Chairman and Chief Executive Officer

Encl.

                                                                     U.S. GAAP





               Interim Unaudited Consolidated Financial Statements of


               HUMMINGBIRD LTD.


               Quarter and Six Months ended March 31, 2004


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                                  U.S. GAAP
(thousands of U.S.$)

                                                                                 As at                  As at
                                                                               March 31             September 30
                                                                                 2004                   2003
                                                                                 ----                   ----
                                                                             (Unaudited)             (Audited)

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                $      99,354          $     94,583
  Short-term investments                                                          17,553                 9,425
  Accounts receivable                                                             59,413                56,008
  Unbilled receivables                                                               757                   566
  Income taxes recoverable                                                             -                 3,226
  Inventory                                                                          729                   737
  Prepaid expenses                                                                 6,169                 3,997
  Other receivables                                                                2,465                 4,007
---------------------------------------------------------------------------------------------------------------

                                                                                 186,440               172,549

OTHER ASSETS                                                                       3,302                 3,473
FIXED  ASSETS                                                                     13,720                13,624
INTANGIBLES                                                                      164,980               176,144

---------------------------------------------------------------------------------------------------------------
                                                                           $     368,442          $    365,790
---------------------------------------------------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)                        $      24,331          $     28,363
  Income taxes payable                                                               358                     -
  Current portion of other long-term liabilities                                     300                   965
  Deferred revenue                                                                65,257                54,701
---------------------------------------------------------------------------------------------------------------

                                                                                  90,246                84,029

DEFERRED INCOME TAXES                                                             13,941                17,776
OTHER LONG-TERM LIABILITIES                                                        1,070                 2,458
---------------------------------------------------------------------------------------------------------------

                                                                                 105,257               104,263
---------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 4)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,605,812 common at March 31, 2004
                           and 17,544,953 at September 30, 2003                  165,948               164,307
ADDITIONAL PAID-IN CAPITAL                                                         3,510                 3,510
RETAINED EARNINGS                                                                 94,657                94,640
ACCUMULATED OTHER COMPREHENSIVE LOSS                                                (930)                 (930)
---------------------------------------------------------------------------------------------------------------

                                                                                 263,185               261,527
---------------------------------------------------------------------------------------------------------------

                                                                           $     368,442          $    365,790
---------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                    Six Months Ended
                                                                                       March 31
                                                                                2004                   2003
                                                                                ----                   ----
                                                                             (Unaudited)            (Unaudited)

Retained earnings, beginning of period                                     $      94,640          $     98,864
Premium on shares repurchased                                                       (754)               (6,740)
Net income for the period                                                            771                 3,782
---------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                           $      94,657          $     95,906
---------------------------------------------------------------------------------------------------------------


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                                  U.S. GAAP
(thousands of U.S.$, except share data)


                                                                     Three Months Ended                   Six Months Ended
                                                                          March 31                           March 31
                                                                      2004           2003               2004           2003
                                                                      ----           ----               ----           ----
                                                                   (Unaudited)    (Unaudited)        (Unaudited)   (Unaudited)


SALES                                                              $ 54,664        $ 47,021        $ 104,671        $ 91,097
COST OF SALES                                                         6,245           3,923           11,960           7,772
----------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                         48,419          43,098           92,711          83,325
----------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                                23,976          19,991           44,816          38,927
  Research and development                                            9,982           9,123           19,919          17,789
  General and administration                                          5,114           4,899           10,418           9,740
  Amortization of intangibles                                         5,763           4,390           11,974           8,795
  In-process research and development expense                          --             1,050             --             1,050
----------------------------------------------------------------------------------------------------------------------------

TOTAL EXPENSES                                                       44,835          39,453           87,127          76,301
----------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                      3,584           3,645            5,584           7,024

INTEREST AND OTHER INCOME, NET                                          309             513              566           1,031
----------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                                            3,893           4,158            6,150           8,055
INCOME TAX EXPENSE (Note 5)                                           1,825           2,380            5,379           4,273
----------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                         $  2,068        $  1,778        $     771        $  3,782
----------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE                                           $   0.12        $   0.10        $    0.04        $   0.21
----------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE                                         $   0.12        $   0.10        $    0.04        $   0.21
----------------------------------------------------------------------------------------------------------------------------
BASIC WEIGHTED AVERAGE NUMBER OF
       SHARES (in thousands)                                         17,595          17,858           17,573          18,016
----------------------------------------------------------------------------------------------------------------------------
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                               17,811          17,955           17,755          18,151
----------------------------------------------------------------------------------------------------------------------------
RECONCILIATION TO CANADIAN GAAP
NET INCOME, U.S. GAAP                                              $  2,068        $  1,778        $     771        $  3,782
Amortization of intangibles                                            (787)           (579)          (1,574)         (2,529)
In-process research and development expense                            --             1,050             --             1,050
Income taxes                                                            268             212              323             937
----------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS), Canadian GAAP                                   $  1,549        $  2,461        $    (480)       $  3,240
----------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE, Canadian GAAP                     $   0.09        $   0.14        $   (0.03)       $   0.18
----------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE, Canadian GAAP                   $   0.09        $   0.14        $   (0.03)       $   0.18
----------------------------------------------------------------------------------------------------------------------------
BASIC WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands), Canadian GAAP                17,595          17,858           17,573          18,016
----------------------------------------------------------------------------------------------------------------------------
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands), Canadian GAAP                17,811          17,955           17,573          18,151
----------------------------------------------------------------------------------------------------------------------------



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                 U.S. GAAP
(thousands of U.S.$)

                                                                 Three Months Ended                Six Months Ended
                                                                      March 31                          March 31
                                                                2004           2003             2004             2003
                                                                ----           ----             ----             ----
                                                             (Unaudited)    (Unaudited)       (Unaudited)     (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES


  Net income                                                $   2,068        $   1,778        $    771        $  3,782
  Add (deduct) items not affecting cash:
    Amortization of intangibles                                 5,763            4,390          11,974           8,795
    In-process research and development expense                   -              1,050             -             1,050
    Deferred income taxes                                      (4,430)          (1,146)         (3,943)         (2,186)
    Depreciation                                                  950              970           1,892           2,032
  Changes in operating assets and liabilities:
    Accounts receivable                                        (6,495)          (1,388)         (3,405)          1,725
    Unbilled receivables                                         (361)            (287)           (191)           (306)
    Income taxes recoverable / payable                            825            2,274           3,692          (2,063)
    Inventory                                                      34              (52)              8             (51)
    Prepaid expenses and other assets                          (2,142)            (259)         (2,001)           (811)
    Other receivables                                           2,187              280           1,542            (382)
    Accounts payable and accrued liabilities                   (3,431)             (58)         (4,032)            851
    Deferred revenue                                            8,725            2,767          10,556           4,241
-----------------------------------------------------------------------------------------------------------------------

                                                                3,693           10,319          16,863          16,677
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Short-term investments - net (purchased) matured             (5,787)         (14,816)         (8,128)          1,234
  Acquisitions - net of cash acquired                             -            (11,915)           (810)        (11,915)
  Additions to fixed assets                                      (981)            (974)         (1,988)         (1,781)
-----------------------------------------------------------------------------------------------------------------------

                                                               (6,768)         (27,705)        (10,926)        (12,462)
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                     (1,954)             (80)         (2,053)           (122)
  Shares repurchased                                           (1,234)          (6,797)         (1,234)        (13,228)
  Issuance of shares                                            1,812                5           2,121             889
-----------------------------------------------------------------------------------------------------------------------

                                                               (1,376)          (6,872)         (1,166)        (12,461)
-----------------------------------------------------------------------------------------------------------------------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS               (4,451)         (24,258)          4,771          (8,246)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                103,805          112,565          94,583          96,553
-----------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                    $  99,354        $  88,307          99,354        $ 88,307
-----------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                             $       7        $      11        $      9        $     24
  Income taxes paid                                             5,430            2,571           5,646           9,837
  Interest received                                               378              383             620             723


                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)  Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)  Basis of presentation and significant accounting policies

         These interim unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with generally accepted accounting principles (GAAP) in the United States with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in the United States for annual audited financial statements. These unaudited condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2003.

         The preparation of these unaudited consolidated financial statements and the accompanying unaudited notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


2.      ACQUISITIONS

        Fiscal 2003

        The following table summarizes the estimated fair value of assets acquired and liabilities assumed for the acquisitions during the six month period ended March 31, 2003:

                                                                      Dispro/Key
                                                       LegalKEY       Automation        Total

        Current assets                                  $  2,998       $ 3,490       $ 6,488
        Fixed assets                                         178           206           384
        Liabilities                                       (2,108)       (2,377)       (4,485)
        Deferred income taxes                             (1,247)       (1,102)       (2,349)
        Intangibles
          Acquired technology                              2,224         2,245         4,469
          In-process research and development                809           241         1,050
          Non-competition agreements                         599           905         1,504
          Trademarks                                         295             -           295
          Goodwill                                           875         5,742         6,617
        ----------------------------------------------------------------------------------------
                                                         $ 4,623       $ 9,350       $ 13,973
        ========================================================================================

        Consideration given:
          Cash paid                                      $ 4,400       $ 9,074       $ 13,474
          Transaction costs                                  169           227            396
          Integration costs                                   54            49            103
        ----------------------------------------------------------------------------------------
                                                         $ 4,623       $ 9,350       $  13,973
        ========================================================================================

        The acquisitions were accounted for as purchase transactions in accordance with SFAS 141 and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. In calculating the amounts allocated to assets and liabilities acquired, including intangible assets and in-process research and development ("IPR&D"), the Company used established valuation techniques accepted in the high technology industry, including the income method, which discounts expected future cash flows to present value. Consideration was given to relevant market sizes and growth factors, expected industry trends, product sales cycles, and the estimated lives of each product's underlying technology. For IPR&D, consideration was also given to the projects' stages of completion, the complexity of the work completed to date, the difficulty of completing the remaining development and the estimated cost to complete the projects.

        The amounts allocated to IPR&D projects were expensed in the period that the acquisition occurred if technological feasibility of the project had not been achieved and no alternative future uses had been established. In connection with the acquisitions described below, IPR&D expense of $1,050 for the six months ended March 31, 2003, represents the write off of IPR&D.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================



        The other acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

         Acquired technology                                  6 years
         Non-competition agreements                           3 years
         Trademarks                                           5 years


        Goodwill recorded on acquisition will not be amortized but instead will be subject to the annual impairment test of all recorded goodwill.

        The results of operations have been included in the Company's financial statements subsequent to the dates of acquisition.


        Legal Key Technologies, Inc.

        On March 10, 2003, the Company acquired 100% of the issued and outstanding shares of Legal Key Technologies, Inc. ("LegalKEY").

        LegalKEY, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations.

        Under the terms of the acquisition, the Company paid cash of $4,400 for LegalKEY. In addition, the Company made a contingent payment of $810 based on the agreed upon financial performance in calendar year 2003, and may be required to make a further contingent payment, in cash, of up to $800 subject to interest accrued annually at 1 1/2 % based on the agreed upon financial performance in calendar year 2004. This and any future payment in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $223 as a result of this acquisition.


        Key Automation Nederland B.V. and its affiliate Dispro B.V.

        On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. ("Dispro/Key Automation").

        Dispro/Key Automation, based in the Netherlands, were privately held distributors and integrators of document management solutions. Dispro/Key Automation were already long-standing partners of the Company with over ten years of experience in the deployment and integration of Hummingbird products.

        Under the terms of the acquisition, the Company paid cash of $9,074 for Dispro/Key Automation. In addition, the Company may be required to make a contingent payment, in cash, of up to $1,070 (1,000 Euro), based on the agreed upon financial performance in calendar year 2003. Any future payments in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $276 as a result of this acquisition.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


       Integration Costs

       The following table provides a summary of the integration costs relating to the 2003 acquisitions:

                                                                    Employee        Other          Total
                                                                      Costs
       --------------------------------------------------------------------------------------------------
       Integration costs on acquisition                             $   335        $  166       $   501
       Amounts incurred in 2003                                         (78)          (39)         (117)
       --------------------------------------------------------------------------------------------------
       Balance September 30, 2003                                       257           127           384
       Amounts incurred in the six months ended March 31, 2004         (257)          (57)         (314)
       --------------------------------------------------------------------------------------------------
       Balance March 31, 2004                                       $     -        $   70       $    70
       ==================================================================================================


        Pro Forma Information

        Unaudited pro forma results, assuming the acquisitions of LegalKEY and Dispro/Key Automation had taken place at the beginning of fiscal 2003, are estimated to be as follows for the periods presented below:

                                                             Three months ended     Six months ended
                                                               March 31, 2003        March 31, 2003

        -----------------------------------------------------------------------------------------------
         Sales                                                   $ 48,363                 $ 95,236
         Net income                                              $    681                 $  3,052
        ===============================================================================================
         Basic earning per share                                 $   0.04                 $   0.17
         Diluted earning per share                               $   0.04                 $   0.17
        ===============================================================================================

        These pro forma results have been prepared for comparative purposes only and may not be indicative of what the actual consolidated results of operations might have been if the acquisitions had been effective at the beginning of fiscal 2003.


3.      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                               March 31,            September 30,
                                                                   2004                     2003
        -----------------------------------------------------------------------------------------------
        Accounts payable - trade                                 $ 11,342           $   11,062
        Accrued liabilities:
           Trade                                                    6,394                8,671
           Payroll related                                          5,209                6,455
           Acquisition related                                      1,014                1,705
           Other                                                      372                  470
        -----------------------------------------------------------------------------------------------
                                                                 $ 24,331           $   28,363
        ===============================================================================================

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================



4.       SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Issued and Outstanding Shares

                                                                                       Common Shares
                                                                              -------------------------------
                                                                                 Issued                $
         ----------------------------------------------------------------------------------------------------
         Balance as at September 30, 2003                                        17,544,953     $  164,307
         Stock options exercised during the six months ended
           March 31, 2004 under the Employee Stock Option Plan                      112,159          2,121
         Shares repurchased during the six months ended March 31, 2004              (51,300)          (480)
         ----------------------------------------------------------------------------------------------------
         Balance as at March 31, 2004                                            17,605,812       $ 165,948
         ====================================================================================================

         Shares Issued

         During the quarter ended March 31, 2004, the Company issued 95,626 common shares pursuant to the Employee Stock Option Plan for proceeds of $1,812 (quarter ended March 31, 2003 - 383 for $5).

         For the six months ended March 31, 2004, the Company issued 112,159 common shares pursuant to the Employee Stock Option Plan for proceeds of $2,121 (six months ended March 31, 2003 - 52,965 for $889).

         Share Repurchase Program

         On November 13, 2003, the Company announced that it had received approval to commence a normal course issuer bid (the "2004 Bid") for up to 1,000,000 of its common shares. The 2004 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market, and all shares purchased under the 2004 Bid will be cancelled. The 2004 Bid commenced on November 17, 2003, and will terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares have been repurchased pursuant to its terms.

         During the quarter and six months ended March 31, 2004, the Company repurchased and cancelled 51,300 shares at an average price of $24.06 per share for a total consideration of $1,234, which has been applied to reduce share capital and retained earnings by $480 and $754, respectively.

         During the quarter ended December 31, 2003, the Company did not repurchase any shares.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         On October 24, 2002, the Company received approval to commence a normal course issuer bid (the "2003 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or NASDAQ National Market. The 2003 Bid commenced on October 29, 2002, and was to terminate on the earlier of October 28, 2003, or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2003 Bid. The 2003 Bid terminated on October 28, 2003 and the total number of shares repurchased and subsequently cancelled was 816,400.

         During the quarter ended March 31, 2003, the Company repurchased and cancelled 375,800 shares at an average price of $18.09 per share for a total consideration of $6,797, which was applied to reduce share capital and retained earnings by $3,519 and $3,278, respectively.

         For the six months ended March 31, 2003, the Company repurchased and cancelled 693,600 shares at an average price of $19.07 per share for a total consideration of $13,228, which was applied to reduce share capital and retained earnings by $6,488 and $6,740, respectively.

         Comprehensive Income

         Comprehensive income was $2,068 and $771 for the three and six months ended March 31, 2004 and $1,778 and $3,782 for the three and six months ended March 31, 2003, respectively.

         Accounting for Stock-Based Compensation

         The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors when the exercise price is equal to the fair market value of the shares at the time of grant.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         Had the Company applied a fair value based method described by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation" and the corresponding amendments under SFAS No.148, "Accounting for Stock-based Compensation
         - Transition and Disclosure", which requires the recognition of the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have impacted the pro forma amounts indicated below, for the following periods:

                                                           Three months ended        Six months ended
                                                                March 31                 March 31

                                                           2004        2003        2004        2003
         ----------------------------------------------------------------------------------------------
         Net income - reported                             $ 2,068     $ 1,778    $   771     $ 3,782
         Stock-based compensation expense                     (512)     (1,533)    (1,367)     (3,171)
         ----------------------------------------------------------------------------------------------
         Net income (loss) - pro forma                     $ 1,556       $ 245    $  (596)    $   611
         ==============================================================================================

         Basic earnings per share - reported               $  0.12     $  0.10    $  0.04     $  0.21
         ----------------------------------------------------------------------------------------------
         Diluted earnings per share - reported             $  0.12     $  0.10    $  0.04     $  0.21
         ----------------------------------------------------------------------------------------------

         Basic earnings (loss) per share - pro forma       $  0.09     $  0.01    $ (0.03)    $  0.03
         ----------------------------------------------------------------------------------------------
         Diluted earnings (loss) per share - pro forma     $  0.09     $  0.01    $ (0.03)    $  0.03
         ----------------------------------------------------------------------------------------------


         The estimated fair value of the stock options at grant date used to compute the pro forma net income (loss) and earnings (loss) per share was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                     Three months ended      Six months ended
                                                                           March 31              March 31

                                                                      2004*     2003         2004       2003
      ---------------------------------------------------------------------------------------------------------
      Expected dividend                                                          0.0%         0.0%      0.0%
      Expected volatility                                                       46.4%        40.7%      46.4%
      Risk-free interest rate                                                    4.0%         4.0%       4.0%
      Expected option life in years                                                4            4          4
      Weighted average stock option fair value per option granted             $ 6.74       $ 7.82     $ 8.06
      =========================================================================================================

       * - for the quarter ended March 31, 2004, there were no options granted, and as such there is no stock compensation information presented for this period.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


5.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded when their realization is more likely than not and applied to reduce income tax expense.

         Under generally accepted accounting principles, when changes are made to the enacted tax rates, the amount of deferred taxes that have been recorded at the rates previously in effect, are adjusted to reflect the new tax rates.


6.       EARNINGS PER COMMON SHARE

         Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations for the three months and six months ended March 31, 2004 and 2003:


         (thousands of shares)                                      Three months ended      Six months ended
                                                                         March 31                March 31
                                                                     2004       2003         2004        2003
        ------------------------------------------------------------------------------------------------------
         Weighted average number of shares outstanding             17,595     17,858       17,573      18,016
         Net effect of dilutive stock options                         216         97          182         135
        ------------------------------------------------------------------------------------------------------
         Weighted average number of diluted shares outstanding     17,811     17,955       17,755      18,151
        ======================================================================================================


         For the quarter ended March 31, 2004, there were 1,562,409 options (2,076,442 - quarter ended March 31, 2003) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

         For the six months ended March 31, 2004, there were 1,715,343 options (2,062,837 - six months ended March 31, 2003) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


7.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise and (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of Hummingbird's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.


         Sales by product line
                                                 Three months ended           Six months  ended
                                                     March  31                    March 31
                                                 2004          2003            2004         2003
         -------------------------------------------------------------------------------------------
         Hummingbird Connectivity            $ 17,764     $   17,720     $    34,654     $ 36,003
         Hummingbird Enterprise                36,900         29,301          70,017       55,094
         -------------------------------------------------------------------------------------------
                                             $ 54,664     $   47,021     $   104,671    $  91,097
         ===========================================================================================


         Sales by country of origin

                                                 Three months ended            Six months  ended
                                                      March  31                      March 31
                                                 2004           2003             2004         2003
         ------------------------------------------------------------------------------------------
          U.S.A                               $  26,308     $ 24,737       $   52,126      $ 48,451
          Europe                                 18,667       16,443           38,246        31,415
          Canada                                  7,715        4,353           10,942         8,136
          Asia Pacific                            1,974        1,488            3,357         3,095
          -----------------------------------------------------------------------------------------
                                              $  54,664     $ 47,021       $  104,671      $ 91,097
          =========================================================================================


         Geographical distribution of sales by customer location

                                                 Three months ended            Six months  ended
                                                      March  31                      March 31
                                                 2004           2003             2004         2003
         ------------------------------------------------------------------------------------------
         U.S.A.                              $  26,096      $ 24,477        $  51,659     $ 47,753
         Europe                                 18,668        16,439           38,247       31,373
         Canada                                  6,457         3,055            8,574        5,600
         Others                                  3,443         3,050            6,191        6,371
         ------------------------------------------------------------------------------------------
                                             $  54,664      $ 47,021        $ 104,671     $ 91,097
         ==========================================================================================

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================



         Long-lived assets by country of origin

                                                 March 31,        September 30,
                                                      2004                 2003
         ----------------------------------------------------------------------
         Fixed and other assets
             U.S.A                              $    1,468           $   2,307
             Canada                                 11,003              10,486
             Europe                                  3,858               3,880
             Asia Pacific                              693                 424
         ----------------------------------------------------------------------
                                                    17,022              17,097
         Intangibles                               164,980             176,144
         ----------------------------------------------------------------------
                                                $  182,002           $ 193,241
         ======================================================================

         It is not practicable to allocate intangibles by country of origin.


8.       GUARANTEES AND CONTINGENCIES

         Product Warranties

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the six months ended March 31, 2004.

         Guarantees and Indemnities

         The Company has no guarantees and as such, has not recorded a liability in the accompanying consolidated balance sheets as at March 31, 2004.

         The Company provides indemnifications in the normal course of business, which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing contracts. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, and in some cases the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnifications. As such, there is no liability recorded for indemnifications in the accompanying consolidated balance sheets as at March 31, 2004.

         Contingencies

         The contingencies as at March 31, 2004, are consistent with the contingencies referred to in the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2003.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


9.       FINANCIAL INSTRUMENTS

         Off-balance sheet risk

         The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at March 31, 2004, the Company had no foreign exchange contracts outstanding. For the six months ended March 31, 2004 and 2003, the Company had net foreign exchange gains of $2,657 and $1,971, respectively. These amounts have been recorded as a reduction in sales and marketing expenses.

         Concentration of credit risk

         Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at March 31, 2004, were invested in high quality money market instruments purchased through major banks and financial institutions. Short-term investments at March 31, 2004, were invested primarily in commercial paper.

         The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

         Fair value of financial instruments

         The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other long-term liabilities approximate fair value.


10.      RECENT ACCOUNTING PRONOUNCEMENT

         In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities" which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities defined as "Variable Interest Entities" (also referred to as special purpose entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003, for Variable Interest Entities created prior to February 1, 2003. The Company has not yet determined the effect that the adoption will have on its business, results of operation and financial condition.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R ("FIN 46R"), a revision to Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. The Company has determined that there will be no material impact on its results of operations, for the current period, from the adoption of this pronouncement.

                                                                  CANADIAN GAAP






                Interim Unaudited Consolidated Financial Statements of

                HUMMINGBIRD LTD.


                Quarter and Six Months ended March 31, 2004

HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                                    CANADIAN GAAP
(thousands of U.S.$)

                                                                                        As at               As at
                                                                                       March 31         September 30
                                                                                        2004                 2003
                                                                                        ----                 ----
                                                                                     (Unaudited)          (Audited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                       $       99,354        $     94,583
  Short-term investments                                                                  17,553               9,425
  Accounts receivable                                                                     59,413              56,008
  Unbilled receivables                                                                       757                 566
  Income taxes recoverable                                                                     -               3,226
  Inventory                                                                                  729                 737
  Prepaid expenses                                                                         6,169               3,997
  Other receivables                                                                        2,465               4,007
---------------------------------------------------------------------------------------------------------------------
                                                                                         186,440             172,549
OTHER ASSETS                                                                               3,302               3,473
FIXED  ASSETS                                                                             13,720              13,624
INTANGIBLES                                                                              146,523             159,261
---------------------------------------------------------------------------------------------------------------------
                                                                                  $      349,985        $    348,907
=====================================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)                               $       24,331        $     28,363
  Income taxes payable                                                                       358                   -
  Current portion of other long-term liabilities                                             300                 965
  Deferred revenue                                                                        65,257              54,701
---------------------------------------------------------------------------------------------------------------------
                                                                                          90,246              84,029
FUTURE INCOME TAXES                                                                       17,287              21,445
OTHER LONG-TERM LIABILITIES                                                                1,070               2,458
---------------------------------------------------------------------------------------------------------------------
                                                                                         108,603             107,932
---------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 4)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,605,812 common at March 31, 2004
                           and 17,544,953 at September 30, 2003                          201,290             199,753
RETAINED EARNINGS                                                                         39,763              40,893
CUMULATIVE TRANSLATION ADJUSTMENTS                                                           329                 329
---------------------------------------------------------------------------------------------------------------------
                                                                                         241,382             240,975
---------------------------------------------------------------------------------------------------------------------
                                                                                  $      349,985        $    348,907
=====================================================================================================================


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                               Six Months Ended
                                                                                                   March 31
                                                                                            2004             2003
                                                                                            ----             ----
                                                                                        (Unaudited)       (Unaudited)

Retained earnings, beginning of period                                            $       40,893        $     41,808
Premium on shares repurchased                                                               (650)             (5,337)
Net (loss) income for the period                                                            (480)              3,240
---------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                                  $       39,763        $     39,711
=====================================================================================================================


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                                       CANADIAN GAAP
(thousands of U.S.$, except share data)

                                                         Three Months Ended                   Six Months Ended
                                                             March 31                            March 31
                                                        2004            2003                2004             2003
                                                        ----            ----                ----             ----
                                                    (Unaudited)      (Unaudited)        (Unaudited)       (Unaudited)

SALES                                               $    54,664      $    47,021      $    104,671     $       91,097
COST OF SALES                                             6,245            3,923            11,960              7,772
----------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                             48,419           43,098            92,711             83,325
----------------------------------------------------------------------------------------------------------------------
EXPENSES
  Sales and marketing                                    23,976           19,991            44,816             38,927
  Research and development                                9,457            8,598            18,869             16,739
  General and administration                              5,114            4,899            10,418              9,740
  Amortization of intangibles                             6,550            4,969            13,548             11,324
----------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                           45,097           38,457            87,651             76,730
----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                          3,322            4,641             5,060              6,595
INTEREST AND OTHER INCOME, NET                              309              513               566              1,031
----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                3,631            5,154             5,626              7,626
INCOME TAX EXPENSE (Note 5)                               2,082            2,693             6,106              4,386
----------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                   $     1,549      $     2,461      $       (480)     $       3,240
======================================================================================================================
BASIC EARNINGS (LOSS) PER SHARE                     $      0.09      $      0.14      $      (0.03)     $        0.18
======================================================================================================================
DILUTED EARNINGS (LOSS) PER SHARE                   $      0.09      $      0.14      $      (0.03)     $        0.18
======================================================================================================================
BASIC WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                   17,595           17,858            17,573             18,016
======================================================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                   17,811           17,955            17,573             18,151
======================================================================================================================


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                 CANADIAN GAAP
(thousands of U.S.$)

                                                         Three Months Ended                   Six Months Ended
                                                             March 31                            March 31
                                                        2004            2003                2004             2003
                                                        ----            ----                ----             ----
                                                    (Unaudited)      (Unaudited)        (Unaudited)       (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net income (loss)                                  $    1,549      $    2,461        $     (480)        $    3,240
  Add (deduct) items not affecting cash:
    Amortization of intangibles                           6,550           4,969            13,548             11,324
    Future income taxes                                  (4,698)         (1,358)           (4,266)            (3,123)
    Depreciation                                            950             970             1,892              2,032
  Changes in operating assets and liabilities
    Accounts receivable                                  (6,495)         (1,388)           (3,405)             1,725
    Unbilled receivables                                   (361)           (287)             (191)              (306)
    Income taxes recoverable / payable                      825           2,274             3,692             (2,063)
    Inventory                                                34             (52)                8                (51)
    Prepaid expenses and other assets                    (2,142)           (259)           (2,001)              (811)
    Other receivables                                     2,187             280             1,542               (382)
    Accounts payable and accrued liabilities             (3,431)            (58)           (4,032)               851
    Deferred revenue                                      8,725           2,767            10,556              4,241
-----------------------------------------------------------------------------------------------------------------------
                                                          3,693          10,319            16,863             16,677
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Short-term investments, net (purchased) matured        (5,787)        (14,816)           (8,128)             1,234
  Acquisitions - net of cash acquired                         -         (11,915)             (810)           (11,915)
  Additions to fixed assets                                (981)           (974)           (1,988)            (1,781)
-----------------------------------------------------------------------------------------------------------------------
                                                         (6,768)        (27,705)          (10,926)           (12,462)
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities               (1,954)            (80)           (2,053)              (122)
  Shares repurchased                                     (1,234)         (6,797)           (1,234)           (13,228)
  Issuance of shares                                      1,812               5             2,121                889
-------------------------------------------------------------------------------------------------------------------------
                                                         (1,376)         (6,872)           (1,166)           (12,461)
-------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENT          (4,451)        (24,258)            4,771             (8,246)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIO           103,805         112,565            94,583             96,553
-------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD             $   99,354     $    88,307       $    99,354         $   88,307
=========================================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                      $        7     $        11       $         9         $       24
  Income taxes paid                                       5,430           2,571             5,646              9,837
  Interest received                                         378             383               620                723


                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
 (amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)  Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)  Basis of presentation and significant accounting policies

         These interim unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles (GAAP) with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in Canada for annual audited financial statements. These unaudited condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2003.

         The preparation of these unaudited consolidated financial statements and the accompanying unaudited notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
 (amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


2.      ACQUISITIONS

        Fiscal 2003

        The following table summarizes the estimated fair value of assets acquired and liabilities assumed for the acquisitions during the six month period ended March 31, 2003:

                                                              Dispro/Key
                                                LegalKEY       Automation        Total

        Current assets                         $   2,998       $ 3,490        $  6,488
        Fixed assets                                 178           206             384
        Liabilities                               (2,108)       (2,377)         (4,485)
        Future income taxes                       (1,570)       (1,187)         (2,757)
        Intangibles
          Acquired technology                      3,033         2,486           5,519
          Non-competition agreements                 599           905           1,504
          Trademarks                                 295             -             295
          Goodwill                                 1,198         5,827           7,025
        --------------------------------------------------------------------------------
                                               $   4,623       $ 9,350        $ 13,973
        ================================================================================

        Consideration given:
          Cash paid                            $   4,400       $ 9,074        $ 13,474
          Transaction costs                          169           227             396
          Integration costs                           54            49             103
        --------------------------------------------------------------------------------
                                               $   4,623       $ 9,350        $  13,973
        ================================================================================


         The acquisitions were accounted for as purchase transactions in accordance with the CICA Handbook Section 1581 and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. In calculating the amounts allocated to assets and liabilities acquired, including intangible assets, the Company used established valuation techniques accepted in the high technology industry, including the income method, which discounts expected future cash flows to present value. Consideration was given to relevant market sizes and growth factors, expected industry trends, product sales cycles, and the estimated lives of each product's underlying technology.

         The acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

          Acquired technology                                 6 years
          Non-competition agreements                          3 years
          Trademarks                                          5 years

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
 (amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


        Goodwill recorded on acquisition will not be amortized but instead will be subject to the annual impairment test of all recorded goodwill.

        The results of operations have been included in the Company's financial statements subsequent to the dates of acquisition.


        Legal Key Technologies, Inc.

        On March 10, 2003, the Company acquired 100% of the issued and outstanding shares of Legal Key Technologies, Inc. ("LegalKEY").

        LegalKEY, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations.

        Under the terms of the acquisition, the Company paid cash of $4,400 for LegalKEY. In addition, the Company made a contingent payment of $810 based on the agreed upon financial performance in calendar year 2003, and may be required to make a further contingent payment, in cash, of up to $800 subject to interest accrued annually at 1 1/2 % based on the agreed upon financial performance in calendar year 2004. This and any future payment in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $223 as a result of this acquisition.


        Key Automation Nederland B.V. and its affiliate Dispro B.V.

        On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. ("Dispro/Key Automation").

        Dispro/Key Automation, based in the Netherlands, were privately held distributors and integrators of document management solutions. Dispro/Key Automation were already long-standing partners of the Company with over ten years of experience in the deployment and integration of Hummingbird products.

        Under the terms of the acquisition, the Company paid cash of $9,074 for Dispro/Key Automation. In addition, the Company may be required to make a contingent payment, in cash, of up to $1,070 (1,000 Euro), based on the agreed upon financial performance in calendar year 2003. Any future payments in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $276 as a result of this acquisition.

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
 (amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


       Integration Costs

       The following table provides a summary of the integration costs relating to the 2003 acquisitions:

                                                                       Employee        Other          Total
                                                                        Costs
       -----------------------------------------------------------------------------------------------------
        Integration costs on acquisition                              $    335        $   166    $     501
        Amounts incurred in 2003                                           (78)           (39)        (117)
       -----------------------------------------------------------------------------------------------------
        Balance September 30, 2003                                         257            127          384
        Amounts incurred in the six months ended March 31, 2004           (257)           (57)        (314)
       -----------------------------------------------------------------------------------------------------
        Balance March 31, 2004                                        $      -        $     70   $      70
       =====================================================================================================


3.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                        March 31,          September 30,
                                                                            2004                   2003
        --------------------------------------------------------------------------------------------------
        Accounts payable - trade                                       $   11,342            $   11,062
        Accrued liabilities:
           Trade                                                            6,394                 8,671
           Payroll related                                                  5,209                 6,455
           Acquisition related                                              1,014                 1,705
           Other                                                              372                   470
        --------------------------------------------------------------------------------------------------
                                                                       $   24,331            $    28,363
        ==================================================================================================


4.       SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.


         Issued and Outstanding Shares

                                                                                      Common Shares
                                                                            -------------------------------
                                                                                  Issued             $
         --------------------------------------------------------------------------------------------------
         Balance as at September 30, 2003                                       17,544,953     $ 199,753
         Stock options exercised during the six months ended
           March 31, 2004 under the Employee Stock Option Plan                     112,159         2,121
         Shares repurchased during the six months ended March 31, 2004             (51,300)         (584)
         --------------------------------------------------------------------------------------------------
         Balance as at March 31, 2004                                           17,605,812     $ 201,290
         ==================================================================================================

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
 (amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


         Shares Issued

         During the quarter ended March 31, 2004, the Company issued 95,626 common shares pursuant to the Employee Stock Option Plan for proceeds of $1,812 (quarter ended March 31, 2003 - 383 for $5).

         For the six months ended March 31, 2004, the Company issued 112,159 common shares pursuant to the Employee Stock Option Plan for proceeds of $2,121 (six months ended March 31, 2003 - 52,965 for $889).

         Share Repurchase Program

         On November 13, 2003, the Company announced that it had received approval to commence a normal course issuer bid (the "2004 Bid") for up to 1,000,000 of its common shares. The 2004 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market, and all shares purchased under the 2004 Bid will be cancelled. The 2004 Bid commenced on November 17, 2003, and will terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares have been repurchased pursuant to its terms.

         During the quarter and six months ended March 31, 2004, the Company repurchased and cancelled 51,300 shares at an average price of $24.06 per share for a total consideration of $1,234, which has been applied to reduce share capital and retained earnings by $584 and $650, respectively.

         During the quarter ended December 31, 2003, the Company did not repurchase any shares.

         On October 24, 2002, the Company received approval to commence a normal course issuer bid (the "2003 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or NASDAQ National Market. The 2003 Bid commenced on October 29, 2002, and was to terminate on the earlier of October 28, 2003, or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2003 Bid. The 2003 Bid terminated on October 28, 2003, and the total number of shares repurchased and subsequently cancelled was 816,400.

         During the quarter ended March 31, 2003, the Company repurchased and cancelled 375,800 shares at an average price of $18.09 per share for a total consideration of $6,797, which was applied to reduce share capital and retained earnings by $4,278 and $2,519, respectively.

         For the six months ended March 31, 2003, the Company repurchased and cancelled 693,600 shares at an average price of $19.07 per share for a total consideration of $13,228, which was applied to reduce share capital and retained earnings by $7,891 and $5,337, respectively.

         Stock-based compensation and other stock-based payments

         Under the Company's employee stock-based compensation plan, options are granted at the fair market value of the shares on the day of grant of the options. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital.

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
 (amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


         The Company accounts for stock-based compensation in accordance with the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" for years beginning prior to January 1, 2004.
         Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

         As permitted by Section 3870, the Company has not yet adopted the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and as such, has included the required pro forma disclosure (see below) as if this method had been applied for options granted from October 1, 2002 onward. The Company continues to account for employee stock options by measuring the compensation cost as the excess, if any, of the market price of the common shares at the date of the grant over the granted price of the option.

         Had the Company applied a fair value based method which requires the recognition of the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have impacted the pro forma amounts indicated below, for the following periods:

                                                             Three months ended            Six months ended
                                                                  March 31                     March 31
                                                             2004           2003          2004          2003
         --------------------------------------------------------------------------------------------------------
         Net income (loss) - reported                        $ 1,549       $ 2,461       $   (480)     $ 3,240
         Stock-based compensation expense                       (293)        (141)           (592)        (141)
         --------------------------------------------------------------------------------------------------------
         Net income (loss) - pro forma                       $ 1,256       $ 2,320       $ (1,072)     $ 3,099
         ========================================================================================================

         Basic earnings (loss) per share - reported          $  0.09       $  0.14       $  (0.03)     $  0.18
         --------------------------------------------------------------------------------------------------------
         Diluted earnings (loss) per share - reported        $  0.09       $  0.14       $  (0.03)     $  0.18
         --------------------------------------------------------------------------------------------------------

         Basic earnings (loss) per share - pro forma         $  0.07       $  0.13       $  (0.06)     $  0.17
         --------------------------------------------------------------------------------------------------------
         Diluted earnings (loss) per share - pro forma       $  0.07       $  0.13       $  (0.06)     $  0.17
         --------------------------------------------------------------------------------------------------------

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
 (amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------



         The estimated fair value of the stock options used to compute the pro forma net income (loss) and earnings (loss) per share was the estimated fair value at the grant date determined using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                        Three months ended        Six months ended
                                                                             March 31                  March 31
                                                                       2004*        2003        2004        2003
      ------------------------------------------------------------------------------------------------------------
      Expected dividend                                                             0.0%         0.0%        0.0%
      Expected volatility                                                          46.4%        40.7%       46.4%
      Risk-free interest rate                                                       4.0%         4.0%        4.0%
      Expected option life in years                                                   4            4           4
      Weighted average stock option fair value per option granted                $ 6.74       $ 7.82      $ 8.06
      ============================================================================================================

         * - for the quarter ended March 31, 2004, there were no options granted, and as such there is no stock compensation information presented for this period.


5.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of operating expenses when there is reasonable assurance the credits will be received.

         Under generally accepted accounting principles, when changes are made to the substantially enacted tax rates, the amount of future taxes that have been recorded at the rates previously in effect are adjusted to reflect the new tax rates.

6.       EARNINGS PER COMMON SHARE

         Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations for the three months and six months ended March 31, 2004 and 2003:

        (thousands of shares)                                        Three months ended            Six months ended
                                                                           March 31                   March 31
                                                                      2004          2003          2004         2003
        -----------------------------------------------------------------------------------------------------------
        Weighted average number of shares outstanding                 17,595      17,858         17,573     18,016
        Net effect of dilutive stock options                             216         97               -        135
        -----------------------------------------------------------------------------------------------------------
        Weighted average number of diluted shares outstanding         17,811      17,955         17,573     18,151
        ============================================================================================================

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
 (amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------



         For the quarter ended March 31, 2004, there were 1,562,409 options (2,076,442 - quarter ended March 31, 2003) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

         For the six months ended March 31, 2004, all of the outstanding options (2,062,837 - six months ended March 31, 2003) to purchase shares were excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.


7.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise and (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of Hummingbird's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.


         Sales by product line
                                                Three months ended               Six months ended
                                                     March 31                        March 31
                                             2004             2003              2004          2003
         -----------------------------------------------------------------------------------------
          Hummingbird Connectivity       $ 17,764       $   17,720       $    34,654      $ 36,003
          Hummingbird Enterprise           36,900           29,301            70,017        55,094
         -----------------------------------------------------------------------------------------
                                         $ 54,664       $   47,021       $   104,671      $ 91,097
         =========================================================================================


         Sales by country of origin
                                               Three months ended              Six months ended
                                                     March 31                      March 31
                                               2004           2003              2004         2003
          ----------------------------------------------------------------------------------------
          U.S.A                            $ 26,308       $ 24,737        $   52,126     $ 48,451
          Europe                             18,667         16,443            38,246       31,415
          Canada                              7,715          4,353            10,942        8,136
          Asia Pacific                        1,974          1,488             3,357        3,095
          ----------------------------------------------------------------------------------------
                                           $ 54,664       $ 47,021         $ 104,671     $ 91,097
          ========================================================================================

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
 (amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------




    Geographical distribution of sales by customer location

                            Three months ended              Six months ended
                                  March 31                      March 31
                              2004          2003           2004            2003
    ---------------------------------------------------------------------------
    U.S.A.               $  26,096      $ 24,477      $  51,659        $ 47,753
    Europe                  18,668        16,439         38,247          31,373
    Canada                   6,457         3,055          8,574           5,600
    Others                   3,443         3,050          6,191           6,371
    ---------------------------------------------------------------------------
                         $  54,664      $ 47,021      $ 104,671        $ 91,097
    ===========================================================================


    Long-lived assets by country of origin

                                                  March 31,       September 30,
                                                       2004                2003
    ----------------------------------------------------------------------------
    Fixed and other assets
       U.S.A                                     $    1,468          $   2,307
       Canada                                        11,003             10,486
       Europe                                         3,858              3,880
       Asia Pacific                                     693                424
    ----------------------------------------------------------------------------
                                                     17,022             17,097
    Intangibles                                     146,523            159,261
    ----------------------------------------------------------------------------
                                                 $  163,545          $ 176,358
    ============================================================================


       It is not practicable to allocate intangibles by country of origin.

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
 (amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


8.       GUARANTEES AND CONTINGENCIES

         Product Warranties

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the six months ended March 31, 2004.

         Guarantees and Indemnities

         The Company has no guarantees and as such, has not recorded a liability in the accompanying consolidated balance sheet as at March 31, 2004.

         The Company provides indemnifications in the normal course of business, which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing contracts. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, and in some cases the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnifications. As such, there is no liability recorded for indemnifications in the accompanying consolidated balance sheet as at March 31, 2004.

         Contingencies

         The contingencies as at March 31, 2004, are consistent with the contingencies referred to in the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2003.


9.       FINANCIAL INSTRUMENTS

         Off-balance sheet risk

         The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at March 31, 2004, the Company had no foreign exchange contracts outstanding. For the six months ended March 31, 2004 and 2003, the Company had net foreign exchange gains of $2,657 and $1,971, respectively. These amounts have been recorded as a reduction in sales and marketing expenses.

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Six Months ended March 31, 2004
 (amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


         Concentration of credit risk

         Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at March 31, 2004, were invested in high quality money market instruments purchased through major banks and financial institutions. Short-term investments at March 31, 2004, were invested primarily in commercial paper.

         The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

         Fair value of financial instruments

         The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other long-term liabilities approximate fair value.

                                    FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------

        HUMMINGBIRD REPORTS STRONG SECOND QUARTER REVENUE AND EARNINGS
Total Sales up by 16%; Hummingbird Enterprise Sales up 26%; Adjusted EPS $0.34

Toronto - April 20, 2004 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a world-leading enterprise software solutions company, today reported its unaudited consolidated results for the second quarter ended March 31, 2004. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.

--------------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS                                                                U.S. GAAP
(millions of U.S dollars except share data)

                                                     Three Months Ended            Six Months Ended
                                                          March 31                     March 31
                                                   ---------------------         --------------------
                                                   2004            2003          2004           2003
                                                   ----            ----          ----           ----

Sales                                              54.7            47.0         104.7            91.1

Net Income                                          2.1             1.8           0.8             3.8

Diluted Earnings Per Share                         0.12            0.10          0.04            0.21

Diluted Number of Shares (millions)                17.8            18.0          17.8            18.2

Adjusted Net Income (Note)                          6.0             5.9          11.3            11.0

Adjusted Diluted Earnings Per Share                0.34            0.33          0.64            0.61

Adjusted Diluted Number of Shares (millions)       17.8            18.0          17.8            18.2


Note: Adjusted Net Income comprises Net Income excluding amortization of intangibles, in-process research and development expense, and deferred income tax rate adjustments all net of related taxes.

Sales for the quarter ended March 31, 2004 were $54.7 million representing a 16.3% increase from the quarter ended March 31, 2003, and sequential increase of 9.3% over the first quarter ended December 31, 2003. Hummingbird Enterprise revenues for the quarter were $36.9 million, a 25.9% increase from the same quarter last year.

Adjusted net income in the current quarter was $6.0 million, compared to $5.9 million in the second quarter of last year. Adjusted diluted earnings per share (based on adjusted net income) for this quarter was $0.34 compared to $0.33 for the corresponding period last year.

Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the Company's quarterly performance of its core business since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method which management uses to plan and forecast the Company's results. Adjusted net income is not a recognized measure under Canadian or U.S. GAAP and the Company's method of calculating adjusted net income may differ from and accordingly may not be comparable to similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed as an alternative to net income (loss), determined in accordance with Canadian or U.S. GAAP, as an indicator of the Company's performance.

Expenses for the current quarter, excluding amortization of intangibles and in-process research and development expenses, increased to $39.1 million compared to $34.0 million for the second quarter of the previous fiscal year. This increase is primarily due to the inclusion of operating expenses of acquired companies that took place in the last fiscal year.

The second quarter of fiscal 2004 reported a net income of $2.1 million, compared to a net income of $1.8 million for the second quarter of last year. The diluted earnings per share of $0.12 in the current quarter compares to a diluted earnings per share of $0.10 for the second quarter of last year.

Sales for the six months ended March 31, 2004 were $104.7 million, an increase of 14.9% over the previous year. Expenses, excluding amortization of intangibles, and in-process research and development expense increased by 13.1% to $75.2 million for the first six months of fiscal 2004 compared to the prior year. Net income for the current six month period was $0.8 million resulting in a diluted earnings per share of $0.04, compared to net income of $3.8 million and diluted earnings per share of $0.21 last year.

Adjusted net income for the current six months was $11.3 million compared to $11.0 million for the six months ended March 31, 2003. Adjusted diluted earnings per share for the current six months, based on adjusted net income, was $0.64 compared to $0.61 for the prior year.

Total assets as at March 31, 2004 were $368.4 million, compared to $366.5 million as at December 31, 2003. The Company's cash position, including short-term investments, was $116.9 million as at March 31, 2004. Cash flow generated from operations for the current quarter was $3.7 million. Deferred revenue was higher at $65.3 million, up from $56.5 million as at December 31, 2003.

In accordance with Canadian generally accepted accounting principles, the Company reported a net income of $1.5 million and diluted earnings per share of $0.09 for the quarter ended March 31, 2004, compared to a net income of $2.5 million and diluted earnings per share of $0.14 for the same period last year. For the current six month period, the Company reported a net loss of $0.5 million and a diluted loss per share of $0.03, compared to a net income of $3.2 million and diluted earnings per share of $0.18 for the first six months of fiscal 2003.

"Hummingbird's second quarter results confirm that our investments in enterprise content management solutions are yielding sustained top line revenue and earnings growth," said Fred Sorkin, Hummingbird Chairman and CEO. "We remain focused on generating incremental value through targeted enterprise content management solutions and by fostering customer loyalty initiatives that yield recurring revenue from our installed base. Coupled with our growth strategy, we are also making investments designed to achieve operational efficiencies through prudent management of our cost structure."


Operational Highlights

During the quarter the company has successfully delivered on a number of important initiatives.

Key operational highlights include:


Delivery of Hummingbird Enterprise(TM) 2004

The release of Hummingbird Enterprise 2004 is a major advancement in the functionality and the level of integration between our content enabling technologies. Hummingbird Enterprise 2004 provides customers with a strong foundation to build process centric, scalable enterprise content management solutions that incorporate the following key enhancements:

   o New Workflow Engine empowering users to easily define, apply business logic and automate repetitive processes.

   o Bridges both structured and unstructured business content by integrating the Hummingbird BI reporting tool into Hummingbird Enterprise 2004.

   o Automates processes for managing e-mail as a mission-critical component of enterprise business content.

   o Extended functionality for mobile users that provide access to the full suite of Hummingbird Enterprise functionality from a wide range of mobile devices, such as Smart Phones and PDAs.

   o Secure Instant Messaging (IM) and presence management capabilities that capture content in real time and preserve the context of discussions in a secure manner.

   o Enhanced Web Top Client enabling access to all of Hummingbird's content management technologies through dynamic views.

   o Performance and scalability improvements that deliver scalable performance for both centralized and distributed deployments at the lowest cost of ownership.

Highly Successful Summit 2004

Summit 2004, Hummingbird's annual worldwide users conference was held this year in Hollywood Florida. Hummingbird customers and partners, sponsors and exhibitors from around the world, were able to network with their peers and gain valuable insights into Hummingbird's strategic technology direction and new portfolio of business solutions. Hummingbird formally launched Hummingbird Enterprise 2004 at Summit, announced strategic partnerships and showcased a number of innovative solutions built by the company's valued network of partners and customers.

Awards and Recognition

Hummingbird won the Network Computing Editor's Choice Award for integrated document management systems. Announced in the March 18, 2004 edition in an article entitled "Document Management Systems - Averting Document Disaster", Network Computing tested and evaluated a number of leading vendor offerings and recognized Hummingbird Enterprise for its complete and integrated content and records management solution. This award underscores Hummingbird's continuing commitment to providing customers with an industry-leading suite of knowledge-enabling technologies that enable corporations and governments worldwide to manage business content throughout the entire lifecycle, streamline business processes, and optimize knowledge transfer across the enterprise, at the lowest total cost of ownership.

Strengthening market leadership in the legal vertical market

Hummingbird's integrated suite of knowledge-enabling technologies serves more than 1,000 legal firms globally. Hummingbird is the leading vendor to top grossing law firms globally. According to the Eighth Annual AmLaw Tech Survey 2003, 54% of the 200 top-grossing U.S. law firms use the Hummingbird document management solution, more than any other document management software provider. Hummingbird's advanced document and content management solution has achieved this honor for five consecutive years. Hummingbird Enterprise 2004 for Legal delivers incremental value to customers in the legal market segment by providing an integrated suite of practice management solutions that builds on the diverse installed base of document management deployments.

Continued market leadership in the Government Sector

Hummingbird continues to enjoy robust growth within all levels of government globally as the demand for compliance, correspondence and records management solutions is increasing within the Federal, State and Local Government markets in the US, Canada, UK and Australia.

Accelerated Growth in the Financial and Manufacturing Market Segments

Hummingbird is also generating incremental growth in new customers and revenue by targeting the financial and manufacturing markets. For example, Inco's Capital Projects group has implemented a solution to access and control engineering documents and information received from outside consultants with an electronic transmittal tracking system, streamlining their corporate approval requisition process and enhancing operational efficiencies.


About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1430 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise(TM) creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: www.hummingbird.com





Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.




Hummingbird Contacts:

Inder Duggal                                   Michele Stevenson
Chief Financial Officer                        Corporate Communications Manager
Hummingbird Ltd.                               Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                    Tel: 416 496-2200 ext. 2263
Fax: 416 496-2207                              Fax: 416 496-2207

inder.duggal@hummingbird.com                   michele.stevenson@hummingbird.com

                                                                     Document 2

Management's Discussion and Analysis of Financial
Condition and Results of Operations ("MD&A")

HUMMINGBIRD LTD.


Quarter and Six Months ended March 31, 2004

          Management's Discussion and Analysis of Financial Condition
                       and Results of Operations ("MD&A")

Forward-Looking Statements
--------------------------

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the Ontario Securities Commission.

Overview
--------

This MD&A should be read in conjunction with the Company's September 30, 2003 annual audited consolidated financial statements and notes, and the March 31, 2004 interim unaudited consolidated financial statements and notes. The Company reports its annual audited consolidated financial statements and notes in U.S. dollars, and in accordance with both U.S. and Canadian generally accepted accounting principles ("GAAP"). The consolidated U.S. and Canadian GAAP financial statements for the year ended September 30, 2003 are included in the Annual Report to Shareholders.

The Company is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise, the flagship product, is an integrated suite of software applications that allows users to extract both structured and unstructured data from disparate corporate locations to access, manage, share, find and analyze data, and efficiently manage all content for a single point of access and administration. Our solutions enable users to address critical business needs, such as information management, business continuity, disaster recovery, compliance and risk management. Our ECM solution is rooted in document management, offering complete capabilities in records management, knowledge management, collaboration, data integration and business intelligence, among others. Our host access product suite includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments. Our products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

Acquisition History
-------------------

In fiscal 2003, the Company completed four acquisitions, as follows.

On July 1, 2003, the Company acquired all of the issued and outstanding shares of Valid Information Systems Limited ("Valid"). Valid, based in the United Kingdom, was a privately held software and solutions company that operates in the compliance and records management market in the United Kingdom. The Company paid $17.7 million in total consideration for Valid, including transaction costs, integration costs and retention money. In addition, the Company may be required to make a contingent payment based on the financial performance of Valid for the two years following the date of acquisition. Any future payments will be accounted for as goodwill.

On June 26, 2003, the Company acquired all of the issued and outstanding shares of Kramer Lee & Associates ("Kramer Lee"). Kramer Lee, based in the UK, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies. Under the terms of the acquisition, the Company paid cash of $6.1 million for Kramer Lee. In addition, the Company may be required to make a contingent payment, in cash, to Kramer Lee of up to $1.3 million, based on the agreed upon financial performance at the end of the one year period following the date of acquisition. Any future payments in connection with this acquisition will be accounted for as goodwill.

On March 26, 2003, the Company acquired all of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. ("Dispro/Key Automation"). Dispro/Key Automation, based in the Netherlands, were privately held distributors and integrators of document management solutions. The Company paid $9.4 million in total consideration for Dispro/Key Automation, including transaction costs and integration costs. In addition, the Company may be required to make a contingent cash payment based on the agreed-upon financial performance of Dispro/Key Automation in calendar year 2003. Any future payments in connection with this acquisition will be accounted for as goodwill.

On March 10, 2003, the Company acquired all of the issued and outstanding shares of Legal Key Technologies, Inc. ("LegalKEY"). LegalKEY, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations. The Company paid $4.6 million in total consideration for LegalKEY, including transaction costs and integration costs. In addition, the Company made a contingent payment of $0.8 million based on the agreed upon financial performance in calendar year of 2003, and may be required to make a further contingent payment, in cash, of up to $0.8 million subject to interest accrued annually at 1 1/2 % based on the agreed upon financial performance in calendar year of 2004. This and any future payment in connection with this acquisition will be accounted for as goodwill.

These acquisitions were accounted for as purchase transactions in accordance with the Statement of Financial Accounting Standards 141 for US GAAP purposes and in accordance with the CICA Handbook Section 1581 for Canadian GAAP purposes. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the dates of the acquisition. The results of operations have been included in our financial statements subsequent to the dates of acquisition. Goodwill recorded on acquisition will not be amortized but instead will be included in the annual impairment test of all recorded goodwill.

Critical Accounting Policies and Estimates
------------------------------------------

The discussion and analysis of the Company's financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. and Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. The Company regularly evaluates its estimates and assumptions based on historical experience and other relevant factors. Under different assumptions or conditions, the actual results could differ materially from these estimates and assumptions. The significant accounting policies and methods used in the preparation of the condensed quarterly financial statements are described in Note 2 of our 2003 Annual Report. The following critical accounting policies are impacted by judgments, assumptions and estimates used in preparation of the March 31, 2004 condensed quarterly financial statements.

Revenue recognition
-------------------

The Company follows the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements" for U.S. GAAP purposes, and the CICA's Emerging Issues Committee (EIC) 141 "Revenue Recognition" and EIC 142 "Revenue Arrangements with Multiple Deliverables" for Canadian GAAP purposes. Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders or contracts, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

Allowance for doubtful accounts
-------------------------------

The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired reflecting the inability of our customers to make required payments. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. A change in one or more of these factors could impact the estimated allowance and provision for bad debts recorded.

Goodwill
--------

The Company accounts for acquisitions as purchase transactions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 for US GAAP purposes, and in accordance with the CICA Handbook Section 1581 for Canadian GAAP purposes. Accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the date of the acquisition. The results of operations are included in our financial statements subsequent to the dates of acquisition.

Goodwill recorded on acquisition is not amortized, but is instead subject to the annual impairment test of all recorded goodwill. This annual test is a two-step process; the first step will test the goodwill for impairment and the second step, if required, will measure the impairment. The test is performed on August 1 of each year, and more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The company as a whole is considered one reporting unit. Quoted market prices in active markets are considered to be the best evidence of fair value in this circumstance. The first step to the test is to compare the fair value of our outstanding shares on the Nasdaq national market to the carrying value of our net assets. If the carrying value exceeds the fair value, the second step would be performed to compare the implied fair value of the goodwill, which is the excess fair value over the fair value assigned to other assets and liabilities, to the carrying amount of goodwill. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized. On August 1, 2003 the company performed its first annual impairment test and determined there was no impairment of the recorded goodwill. As a result, the second step was not required.

Results of Operations in Accordance with U.S. GAAP
--------------------------------------------------

Three months ended March 31, 2004 compared with three months ended March 31, 2003


                                                   Quarter ended March 31,       Quarter ended March
(U.S. dollars in thousands, unaudited)                      2004                      31, 2003            % change
-------------------------------------------------------------------------------------------------------   from fiscal
                                                     Actual      % of Sales       Actual       % of       to    2003
                                                                                               Sales            2004
                                                   -------------------------    ----------------------- -------------
Sales                                                 $54,664          100%          $47,021      100%         16.3%
Cost of sales                                           6,245         11.4%            3,923      8.3%         59.2%
---------------------------------------------------------------------------------------------------------------------
Gross profit                                           48,419         88.6%           43,098     91.7%         12.3%
---------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                  23,976         43.9%           19,991     42.5%         19.9%
  Research and development                              9,982         18.2%            9,123     19.4%          9.4%
  General and administration                            5,114          9.4%            4,899     10.4%          4.4%
  Amortization of intangibles                           5,763         10.5%            4,390      9.4%         31.3%
  In-process research and development expense               -            -             1,050      2.2%         (100%)
---------------------------------------------------------------------------------------------------------------------
Total expenses                                         44,835         82.0%           39,453     83.9%         13.6%
---------------------------------------------------------------------------------------------------------------------
Operating income                                        3,584          6.6%            3,645      7.8%         (1.7%)
Interest and other income, net                            309          0.5%              513      1.1%        (39.8%)
---------------------------------------------------------------------------------------------------------------------
Income before income taxes                              3,893          7.1%            4,158      8.9%         (6.4%)
Income tax expense                                      1,825          3.3%            2,380      5.1%        (23.3%)
---------------------------------------------------------------------------------------------------------------------
Net income                                            $ 2,068          3.8%          $ 1,778      3.8%         16.3%
=====================================================================================================================

Basic earnings per share                              $  0.12                         $ 0.10                   20.0%
=====================================================================================================================
Diluted earnings per share                            $  0.12                         $ 0.10                   20.0%
=====================================================================================================================


Results of Operations
---------------------

Sales for the quarter ended March 31, 2004 were $54.7 million, compared to $47.0 million for the quarter ended March 31, 2003. Income before income taxes for the current quarter was $3.9 million compared to income before income taxes of $4.2 million a year ago, representing a decrease of $0.3 million. Net income for the quarter ended March 31, 2004 was $2.1 million compared to a net income of $1.8 million, representing an increase of $0.3 million from the second quarter of last year. Basic and diluted earnings per share were $0.12 for the current quarter compared to basic and diluted earnings per share of $0.10 in the second quarter of fiscal 2003.

Sales
-----

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.


Sales for the quarter ended March 31, 2004 were $54.7 million compared to $47.0 million for the same period of last fiscal year. Sales from the Company's two product families were:


($US millions, unaudited)
                                   Quarter ended Quarter ended % change March 31, 2004 March 31, 2003 from 2003
--------------------------------------------------------------------------------

Hummingbird Connectivity              $  17.8         $  17.7            0.2%
Hummingbird Enterprise                   36.9            29.3           25.9%

--------------------------------------------------------------------------------
                                      $  54.7         $  47.0           16.3%
================================================================================


Hummingbird Connectivity sales for the current quarter were $17.8 million compared to $17.7 million for the same period of last fiscal year. The current quarter's sales of the company's Hummingbird Enterprise product family were $36.9 million compared to $29.3 million in the second quarter of fiscal 2003.

Sales from Hummingbird Connectivity were relatively unchanged, as expected. Hummingbird Connectivity is a mature product and the customer base for this product family is fairly established. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous fiscal year. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales
-------------

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the company; and, production costs, including product media, duplication, manuals and packaging. Cost of sales increased to $6.2 million in the current quarter compared to $3.9 million in the same period of last fiscal year. As a percentage of sales, the current fiscal year's cost of sales at 11.4% was higher than the 8.3% in the second quarter of fiscal 2003. The increase in cost of sales over the previous year is due to the inclusion of expenses of the companies acquired during fiscal 2003, as well as an increased level of sales.

Gross Profit
------------

Gross profit increased by 12.3% or $5.3 million to $48.4 million in the current quarter compared to $43.1 million in same period of last year. The rise was predominantly due to higher sales. Gross profit was 88.6% of sales in the current period, lower than the 91.7% in the second quarter of fiscal 2003.

Sales and Marketing Expenses
----------------------------

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $24.0 million from $20.0 million partly due to additional expenses for the acquired companies, as well as higher sales commissions and related costs due to the increase in sales. Sales and marketing expenses were 43.9% of sales in the current quarter, higher than the 42.5% in the same period of last year.

Research and Development Expenses
---------------------------------

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal periods. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $10.0 million and up 9.4% from the $9.1 million in the same quarter of last year. Research and development expenses were 18.2% of the current period's sales, down from 19.4% of sales in the second quarter of last fiscal year. As with cost of sales and sales and marketing expenses, the absolute dollar increase is primarily due to the inclusion of expenses of the acquired companies that took place in the previous fiscal year.

General and Administration Expenses
-----------------------------------

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. General and administration expenses were higher by 4.4% to $5.1 million, from $4.9 million a year ago. This increase was due to the additional expenses of the acquired companies. As a percentage of sales, they were 9.4% in the current quarter slightly down from 10.4% in the same quarter of last year.

Amortization of Intangibles
---------------------------

Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from one to ten years. Amortization of intangibles increased to $5.8 million in the current quarter, an increase of $1.4 million, from $4.4 million in the second quarter of fiscal 2003. The increase was due to additional amortization from intangibles arising from the acquisitions that took place in the prior fiscal year. The full impact of amortization expense from these acquisitions did not occur until the fourth quarter of the previous fiscal year.

In-process Research and Development Expense
-------------------------------------------

In-process research and development expenses were recorded on the acquisitions in the second quarter of the previous year. There were no acquisitions in the current fiscal year, and hence no comparable in-process research and development expense.

Interest and Other Income, Net
------------------------------

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the quarter ended March 31, 2004 decreased to $0.3 million from $0.5 million in the quarter ended March 31, 2003. This decrease was due to the effect of lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days, and the decrease in available cash mainly due to the cash purchase of the prior year's acquisitions. As a percentage of sales, interest and other income in the current quarter decreased to 0.5% from 1.1% in the same period of last year.

Income Tax Expense
------------------

The Company had a tax expense for accounting purposes during the current quarter of $1.8 million on income before income taxes of $3.9 million, representing an effective tax rate of 46.9%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would be 37.5%. In the comparable quarter in fiscal 2003, the Company had a tax expense for accounting purposes of $2.4 million, on income before income taxes of $4.2 million, representing an effective tax rate of 57.2 %. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 38.6%.

Net Income
----------

Net income for the quarter was $2.1 million compared to a net income of $1.8 million in the same period of last year, representing an increase of $0.3 million.

Basic and Diluted Earnings Per Share
------------------------------------

Basic earnings per share for the quarter ended March 31, 2004 was $0.12 compared to basic earnings per share of $0.10 in the second quarter of fiscal 2003. The earnings per share for the current quarter was based on a basic weighted average number of shares of 17.59 million versus a basic weighted average number of shares of 17.86 million in the same period of the prior fiscal year.

Diluted earnings per share for the current quarter was also $0.12 based on a diluted weighted average number of shares of 17.81 million versus diluted earnings per share of $0.10 based on a diluted weighted average number of shares of 17.95 million in the same quarter of the previous fiscal year.


Six months ended March 31, 2004 compared with six months ended March 31, 2003
-----------------------------------------------------------------------------

The following explanations should be read in conjunction with the above section comparing the three months ended March 31, 2004 to the three months ended March 31, 2003.


                                                     Six months ended           Six months ended
(U.S. dollars in thousands, unaudited)                March 31, 2004             March 31, 2003           % change
-------------------------------------------------------------------------------------------------------  from fiscal
                                                                                                              2003
                                                   Actual      % of Sales         Actual     % of Sales    to 2004
                                                  ------------------------      -----------------------  ------------
Sales                                               $ 104,671        100%          $ 91,097       100%         14.9%
Cost of sales                                          11,960       11.4%             7,772       8.5%         53.9%
---------------------------------------------------------------------------------------------------------------------
Gross profit                                           92,711       88.6%            83,325      91.5%         11.3%
---------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                  44,816       42.8%            38,927      42.7%         15.1%
  Research and development                             19,919       19.0%            17,789      19.5%         12.0%
  General and administration                           10,418       10.0%             9,740      10.7%          7.0%
  Amortization of intangibles                          11,974       11.5%             8,795       9.7%         36.1%
  In-process research and development expense              -           -              1,050       1.2%       (100.0%)
---------------------------------------------------------------------------------------------------------------------
Total expenses                                         87,127       83.3%            76,301      83.8%         14.2%
---------------------------------------------------------------------------------------------------------------------
Operating income                                        5,584        5.3%             7,024       7.7%        (20.5%)
Interest and other income, net                            566        0.6%             1,031       1.1%        (45.1%)
---------------------------------------------------------------------------------------------------------------------
Income before income taxes                              6,150        5.9%             8,055       8.8%        (23.6%)
Income tax expense                                      5,379        5.2%             4,273       4.6%         25.9%
---------------------------------------------------------------------------------------------------------------------
Net income                                             $  771        0.7%           $ 3,782       4.2%        (79.6%)
=====================================================================================================================

Basic earnings per share                              $  0.04                       $  0.21                   (81.0%)
=====================================================================================================================
Diluted earnings per share                            $  0.04                       $  0.21                   (81.0%)
=====================================================================================================================



Results of Operations
---------------------

Sales of $104.7 million for the six months ended March 31, 2004 represent a 14.9% increase from $91.1 million for the six months ended March 31, 2003. There was an income before income taxes of $6.2 million for the six months ended March 31, 2004, compared to an income before income taxes of $8.1 million in the same period of 2003. Net income for the six months ended March 31, 2004 was $0.8 million, compared to a net income of $3.8 million in the comparable period of 2003. Basic earnings per share and diluted earnings per share were $0.04 for the current six month period, compared to a basic and diluted earnings per share of $0.21 in the same six months of last year.

Sales
-----

Year to date sales for the six month period ended March 31, 2004 were $104.7 million versus $91.1 million for the same period last year. Sales from the Company's two product families were:

                                  Six months ended     Six months
($US millions, unaudited)          March 31, 2004      ended March     % change
                                                        31, 2003       from 2003
--------------------------------------------------------------------------------
Hummingbird Connectivity             $  34.7            $  36.0          (3.7%)
Hummingbird Enterprise                  70.0               55.1           27.1%
-------------------------------------------------------------------------------
                                     $ 104.7             $ 91.1           14.9%
===============================================================================


For the current six month period Hummingbird Connectivity sales were $34.7 million versus $36.0 million in the previous year. For the latest six month period Hummingbird Enterprise sales were $70.0 million or $14.9 million higher than the $55.1 million recorded last year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volumes. The customer user base for this product family has not grown due to weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous year.

Cost of Sales
-------------

For the six months ended March 31, 2004, costs of sales increased by $4.2 million or 53.9% to $12.0 million from $7.8 million in the six months ended March 31, 2003. Cost of sales were 11.4% of sales in the six months ended March 31, 2004 compared to 8.5% in the same period of last year. The increase in cost of sales over the previous year is due to the inclusion of expenses of the companies acquired during fiscal 2003, as well as an increased level of sales.

Gross Profit
------------

For the latest six month period, gross profit was $92.7 million compared to $83.3 million for the same period in the previous year, representing an increase of $9.4 million. This improvement was primarily due to higher sales during the six months ended March 31, 2004. Gross profit was 88.6% of sales in the current six month period, lower than 91.5% in the comparative six month period.

Sales and Marketing Expenses
----------------------------

Sales and marketing costs of $44.8 million were 42.8% of sales in the six months ended March 31, 2004, compared to $38.9 million or 42.7% of sales in the first six months of the previous year. Sales and marketing expenses were $5.9 million or 15.1% higher in the current six month period versus the comparable period a year ago. The increase in sales and marketing expenses is partly due to additional expenses for the acquired companies, as well as higher sales commissions and related costs due to the increase in sales.

Research and Development Expenses
---------------------------------

Research and development expenses in the six months ended March 31, 2004 of $19.9 million have increased by 12.0% from the $17.8 million incurred in the first six months of last year. For the current six month period, research and development expenses were 19.0% of sales, lower than the 19.5% in the same period of 2003. As with cost of sales and sales and marketing expenses, the absolute dollar increase is primarily due to the inclusion of expenses of the acquired companies.

General and Administration Expenses
-----------------------------------

In the six months ended March 31, 2004, general and administration expenses totaled $10.4 million, an increase of $0.7 million or 7.0% from the $9.7 million incurred in the first six months of last year. This increase was mostly due to the additional expenses of the acquired companies. General and administrative expenses were 10.0% of sales in the six months ended March 31, 2004, slightly down from 10.7% in the comparable period last year.

Amortization of Intangibles
---------------------------

In the six months ended March 31, 2004, amortization of intangibles increased to $12.0 million compared to $8.8 million in the six months ended March 31, 2003. The increase is due to additional amortization from intangibles arising from the acquisitions that took place in the prior fiscal year. The full impact of amortization expense from these acquisitions did not occur until the fourth quarter of the previous fiscal year.

In-process Research and Development Expense
-------------------------------------------

In-process research and development expenses were recorded on the acquisitions in the second quarter of the previous year. There were no acquisitions in the current fiscal year, and hence no comparable in-process research and development expense.

Interest and Other Income, Net
------------------------------

In the six months ended March 31, 2004, interest and other income was marginally lower at $0.6 million compared to $1.0 million in the first six months of last fiscal year. This decrease was due to the effect of lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days, and in part due to the decrease in available cash mainly due to the cash purchase of the prior year's acquisitions.

Income Tax Expense
------------------

In the six months ended March 31, 2004, the Company had a tax expense for accounting purposes of $5.4 million on income before income taxes of $6.2 million, representing an effective tax rate of 87.5%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the income tax expense is a deferred tax charge of $2.1 million resulting from the recognition of the impact of income tax rate increases on the deferred tax balances set up at previous rates. Excluding these impacts, the effective tax rate would be 37.7%. In the comparable period in fiscal 2003, the Company had a tax expense of $4.3 million on income before income tax of $8.1 million, representing an effective rate of 53.0%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 38.6%.

Net Income
----------

In the six months ended March 31, 2004, net income was $0.8 million compared to a net income of $3.8 million in the six months ended March 31, 2003.

Basic and Diluted Earnings Per Share
------------------------------------

Basic and diluted earnings per share for the six months ended March 31, 2004 was $0.04 compared to a basic and diluted earnings per share of $0.21 in the corresponding period of last year. The earnings per share for the latest six month period was based on a basic weighted average number of shares of 17.57 million and a diluted weighted average number of shares of 17.75 million, whereas, the earnings per share in the comparable period of the prior year was based on a basic weighted average number of shares of 18.02 million and a diluted weighted average number of shares of 18.15 million.


Liquidity and Capital Resources
-------------------------------


(U.S. dollars in thousands, unaudited)
-----------------------------------------------------------------------------------------------------
                                             Quarter ended March      Quarter ended        % change
                                                   31, 2004          March 31, 2003       from 2003
                                             --------------------------------------------------------
Working capital                                  $ 96,194               $ 111,504          (13.7%)

Cash and cash equivalents,
and short-term  investments                       116,907                 110,244           6.0%

Net cash provided by operating activities           3,693                  10,319         (64.2%)
=====================================================================================================


The Company had cash and cash equivalents, and short-term investments of $116.9 million as at March 31, 2004 compared to $110.2 million as at March 31, 2003. As mentioned previously, the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days. At March 31, 2004, the longest original term to maturity for short-term investments was 99 days.

The Company had an operating cash inflow of $3.7 million during the current quarter down, from the operating cash inflow of $10.3 million during the second quarter of the prior year.

Capital expenditures in the current quarter remained unchanged at $1.0 million, compared to the same quarter of the previous year. These expenditures consisted primarily of purchases of computer hardware and software, leasehold improvements, furniture and office equipment.

The Company repurchased and cancelled 51,300 of its own shares at a cost of $1.2 million during the current quarter, compared to repurchases of 375,800 at a cost of $6.8 million in the same quarter of last year. The Company received $1.8 million from employees exercising their stock options in the current quarter, compared to $0.1 million in the same quarter of the previous year.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

Financial Position
------------------

Cash and cash equivalents plus short-term investments increased as at March 31, 2004 by $12.9 million to $116.9 million compared to a balance of $104.0 million as at September 30, 2003.

Accounts receivable were $59.4 million at the end of the current quarter compared to $56.0 million as at September 30, 2003, representing an increase of $3.4 million. The increase was due to the increased level of sales and billing activity in the current quarter.

Accounts payable and accrued liabilities were $24.3 million as at March 31, 2004, $4.1 million lower than the balance of $28.4 million as at September 30, 2003. This reduction was mainly due to the timing of the settlement of outstanding amounts.

Deferred revenue as at March 31, 2004 was $65.3 million versus $54.7 million as at September 30, 2003, an increase of $10.6 million. The rise was mostly caused by increased billing activity for maintenance and support contracts. Revenue for these items is deferred and recognized over the maintenance and support contract period.

As at March 31, 2004, the Company had other long-term liabilities totaling $1.4 million, compared to the $3.4 million at September 30, 2003. Other long-term liabilities consists of the following:

(U.S. dollars in thousands)
                                                       March 31,
                                                         2004          September
                                                      (unaudited)      30, 2003
--------------------------------------------------------------------------------

Lease inducements                                      $   261         $   362

Retention money on prior year acquisition                  831             831

Long-term debt, described below, is comprised of:

   Capital lease obligations                               278             384

   Overdraft facility                                        -             187

   Term loans                                                -             874

   Mortgage                                                  -             785
-------------------------------------------------------------------------------
                                                       $ 1,370         $ 3,423
===============================================================================

Capital lease obligations are comprised of various leases for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly installments of principal and interest totaling $55, expiring over the next one to five years and are secured by the underlying asset. A majority of these leases are obligations of subsidiaries acquired during the previous fiscal year.

The overdraft facility, term loans and mortgage that were obligations of subsidiaries acquired during the previous fiscal year, were fully repaid during the current quarter, which accounts for the significant decrease in other long-term liabilities.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment.

The following table lists the Company's contractual payments for its other long-term liabilities and lease commitments as of March 31, 2004.


(U.S. dollars in thousands, unaudited)
--------------------------------------------------------------------------------------------------------
                                        Payments due by period
--------------------------------------------------------------------------------------------------------
                                                            Less than      1 to 3     4 to 5
                                                    Total      1 year       years      years  Thereafter
--------------------------------------------------------------------------------------------------------
Capital lease obligations                        $    278     $   239    $     35    $     4    $     -
Retention money on prior year acquisition             831           -         831          -          -
Lease inducements                                     261          61         200          -          -
--------------------------------------------------------------------------------------------------------
                                                    1,370         300       1,066          4          -
Operating leases                                   27,840       6,559       9,334      5,963      5,984
--------------------------------------------------------------------------------------------------------
Total contractual cash obligations               $ 29,210     $ 6,859    $ 10,400    $ 5,967    $ 5,984
========================================================================================================


Selected Historical Consolidated Financial Data
-----------------------------------------------

The selected consolidated financial data as of and for the three months ended June 30, 2002 through March 31, 2004 are derived from our unaudited interim consolidated financial statements. The selected consolidated financial data as of September 30, 2001, 2002 and 2003 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. The financial information contained in the table below has been prepared in accordance with US GAAP. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.


                                                                        Three months ended
                                    ---------------------------------------------------------------------------------------------
Selected Consolidated Statements       June 30,   Sept.30,    Dec.31,    Mar.31,    June 30,    Sept.30,    Dec.31,    Mar.31,
of Income Data (Unaudited)                2002       2002       2002       2003        2003       2003        2003       2004
(in thousands, except               ----------- ----------  ----------- ----------  ---------  ---------- ----------  -----------
   per share data)                  (unaudited) (unaudited) (unaudited) (unaudited)(unaudited) (unaudited)(unaudited) (unaudited)

Sales                                  $ 44,024   $ 46,201     $ 44,076   $ 47,021   $ 48,105    $ 53,381   $ 50,007   $ 54,664
Net income (loss)                       (1,819)       (49)        2,004      1,778      1,380      (1,442)    (1,297)     2,068
Diluted earnings (loss) per share        (0.10)       0.00         0.11       0.10       0.08       (0.08)     (0.07)      0.12
Diluted WA* shares outstanding           18,307     18,307       18,318     17,955     17,739      17,568     17,551     17,811




Selected Consolidated Statements                         Years ended September 30,
 Income Data                                         ------------------------------------
(in thousands, except per share data)                   2001         2002         2003
                                                     ---------    ----------   ----------

Sales                                                $ 207,962    $ 180,400    $ 192,583
Net income (loss)                                        3,657       (2,914)       3,720
Diluted earnings (loss) per share                         0.20        (0.16)        0.21
Diluted WA* shares outstanding                          18,654       18,305       17,928

* - Weighted average


                                                                           As at
                                    ---------------------------------------------------------------------------------------------
                                       June 30,   Sept.30,    Dec.31,    Mar.31,    June 30,    Sept.30,    Dec.31,    Mar.31,
Consolidated Balance Sheet Data           2002       2002       2002       2003        2003       2003        2003       2004
(in thousands)                      ----------- ----------  ----------- ----------  ---------  ---------- ----------  -----------
                                    (unaudited)             (unaudited) (unaudited)(unaudited)            (unaudited) (unaudited)

Cash, cash equivalents and
short-term investments                  114,080    119,724      119,686    110,244    111,205     104,008   115,571    116,907

Working capital                         121,520    124,780      123,903    111,504    108,389      88,520    93,406     96,194

Total assets                            355,595    350,949      348,762    352,068    356,565     365,790   366,474    368,442

Other long-term liabilities                 927        548          506        426      1,584       3,423     3,324      1,370

Shareholders' equity                    272,533    272,484      268,941    263,937    265,313     261,527   260,539    263,185




Results of Operations In Accordance with Canadian GAAP

Three months ended March 31, 2004 compared with three months ended March 31, 2003


                                                Quarter ended March 31,      Quarter ended March 31,       % change
(U.S. dollars in thousands, unaudited)                    2004                        2003                from fiscal
-------------------------------------------------------------------------------------------------------
                                                 Actual       % of Sales     Actual         % of Sales            2003
                                                                                                               to 2004
                                                --------------------------  ---------------------------  --------------
Sales                                             $ 54,664           100%         $47,021         100%          16.3%
Cost of sales                                        6,245          11.4%           3,923         8.3%          59.2%
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                        48,419          88.6%          43,098        91.7%          12.3%
-----------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                               23,976          43.9%          19,991        42.5%          19.9%
  Research and development                           9,457          17.2%           8,598        18.3%          10.0%
  General and administration                         5,114           9.4%           4,899        10.4%           4.4%
  Amortization of intangibles                        6,550          12.0%           4,969        10.6%          31.8%
-----------------------------------------------------------------------------------------------------------------------
Total expenses                                      45,097          82.5%          38,457        81.8%          17.3%
-----------------------------------------------------------------------------------------------------------------------
Operating income                                     3,322           6.1%           4,641         9.9%         (28.4%)
Interest and other income, net                         309           0.5%             513         1.1%         (39.8%)
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes                           3,631           6.6%           5,154        11.0%         (29.5%)
Income tax expense                                   2,082           3.8%           2,693         5.8%         (22.7%)
-----------------------------------------------------------------------------------------------------------------------
Net income                                         $ 1,549           2.8%        $  2,461         5.2%         (37.1%)
=======================================================================================================================

Basic earnings per share                           $  0.09                         $ 0.14                      (35.7%)
=======================================================================================================================
Diluted earnings per share                         $  0.09                         $ 0.14                      (35.7%)
=======================================================================================================================


Results of Operations

Sales for the quarter ended March 31, 2004 were $54.7 million, compared to $47.0 million for the quarter ended March 31, 2003. Income before income taxes for the current quarter was $3.6 million compared to income before income taxes of $5.2 million a year ago, representing a decrease of $1.5 million. Net income for the latest quarter was $1.5 million compared to a net income of $2.5 million, representing a decrease of $0.9 million from the second quarter of last fiscal year. Basic earnings per share and diluted earnings per share were $0.09 for the current quarter compared to basic and diluted earnings per share of $0.14 in the second quarter of fiscal 2003.

Sales
-----

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.


Sales for quarter ended March 31, 2004 were $54.7 million compared to $47.0 million for the second quarter of last fiscal year. Sales from the Company's two product families were:


($US millions, unaudited)        Quarter ended      Quarter ended     % change
                                March 31, 2004     March 31, 2003     from 2003
-------------------------------------------------------------------------------

Hummingbird Connectivity           $  17.8            $ 17.7              0.2%
Hummingbird Enterprise                36.9              29.3             25.9%
-------------------------------------------------------------------------------
                                   $  54.7            $ 47.0             16.3%
===============================================================================

Hummingbird Connectivity sales for the current quarter were $17.8 million compared to $17.7 million for the same period of last fiscal year. The current quarter's sales of the company's Hummingbird Enterprise product family were $36.9 million compared to $29.3 million in the second quarter of fiscal 2003.

Sales from Hummingbird Connectivity were relatively unchanged, as expected. Hummingbird Connectivity is a mature product and the customer base for this product family is fairly established. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous fiscal year. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales
-------------

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the company; and, production costs, including product media, duplication, manuals and packaging. Cost of sales increased to $6.2 million in the current quarter compared to $3.9 million in the same period of last fiscal year. As a percentage of sales, the current fiscal year's cost of sales at 11.4% was higher than the 8.3% in the second quarter of fiscal 2003. The increase in cost of sales over the previous year is due to the inclusion of expenses of the companies acquired during fiscal 2003, as well as an increased level of sales.

Gross Profit
------------

Gross profit increased by 12.3% or $5.3 million to $48.4 million in the current quarter compared to $43.1 million in same period of last year. The rise was predominantly due to higher sales. Gross profit was 88.6% of sales in the current period, lower than the 91.7% in the second quarter of fiscal 2003.

Sales and Marketing Expenses
----------------------------

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $24.0 million from $20.0 million partly due to additional expenses for the acquired companies, as well as higher sales commissions and related costs due to the increase in sales. Sales and marketing expenses were 43.9% of sales in the current quarter, higher than the 42.5% in the same period of last year.

Research and Development Expenses
---------------------------------

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal periods. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $9.5 million and up 10.0% from the $8.6 million in the same quarter of last year. Research and development expenses were 17.2% of the current period's sales, down from 18.3% of sales in the second quarter of last fiscal year. As with cost of sales and sales and marketing expenses, the absolute dollar increase is primarily due to the inclusion of expenses of the acquired companies that took place in the previous fiscal year.

General and Administration Expenses
-----------------------------------

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. General and administration expenses were higher by 4.4% to $5.1 million, from $4.9 million a year ago. This increase was due to the additional expenses of the acquired companies. As a percentage of sales, they were 9.4% in the current quarter slightly down from 10.4% in the same quarter of last year.

Amortization of Intangibles
---------------------------

Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from one to ten years. Amortization of intangibles increased to $6.6 million in the current quarter, an increase of $1.6 million, from $5.0 million in the second quarter of fiscal 2003. The increase is due to additional amortization from intangibles arising from the acquisitions that took place in the prior fiscal year. The full impact of amortization expense from these acquisitions did not occur until the fourth quarter of the previous fiscal year.

Interest and Other Income, Net
------------------------------

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the quarter ended March 31, 2004 decreased to $0.3 million from $0.5 million in the quarter ended March 31, 2003. This decrease was due to lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days, and the decrease in available cash mainly due to the cash purchase of the prior year's acquisitions. As a percentage of sales, interest and other income in the current quarter decreased to 0.5% from 1.1% in the same period of last year.

Income Tax Expense
------------------

The Company had a tax expense for accounting purposes during the current quarter of $2.1 million on income before income taxes of $3.6 million, representing an effective tax rate of 57.3%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles for income tax purposes. Excluding this impact, the effective rate would have been 40.7%. In the comparable quarter in fiscal 2003, the Company had a tax expense for accounting purposes of $2.7 million on income before income taxes of $5.2 million, representing an effective tax rate of 52.3%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 41.8%.

Net Income
----------

Net income for the quarter was $1.5 million compared to a net income of $2.5 million in the same period of last year, representing a decrease of $1.0 million. This decrease is due to higher operating expenses and higher amortization of intangibles, both a result of the acquisitions in the previous fiscal year.

Basic and Diluted Earnings Per Share
------------------------------------

Basic earnings per share for the quarter ended March 31, 2004 was $0.09 compared to basic earnings per share of $0.14 in the second quarter of fiscal 2003. The earnings per share for the current quarter was based on a basic weighted average number of shares of 17.59 million versus a basic weighted average number of shares of 17.86 million in the same period of the prior fiscal year.

Diluted earnings per share for the current quarter was also $0.09 based on a diluted weighted average number of shares of 17.81 million versus diluted earnings per share of $0.14 based on a diluted weighted average number of shares of 17.95 million in the same quarter of the previous fiscal year.


Six months ended March 31, 2004 compared with six months ended March 31, 2003

The following explanations should be read in conjunction with the above section comparing the three months ended March 31, 2004 to the three months ended March 31, 2003.


                                               Six months ended            Six months ended            % change
(U.S. dollars in thousands, unaudited)         March 31, 2004               March 31, 2003          from fiscal
------------------------------------------------------------------------------------------------
                                            Actual       % of Sales      Actual      % of Sales            2003
                                                                                                       to  2004
                                            ------------------------     -----------------------  --------------
Sales                                         $  104,671       100%        $  91,097       100%          14.9%
Cost of sales                                     11,960      11.4%            7,772       8.5%          53.9%
----------------------------------------------------------------------------------------------------------------
Gross profit                                      92,711      88.6%           83,325      91.5%          11.3%
----------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                             44,816      42.8%           38,927      42.7%          15.1%
  Research and development                        18,869      18.0%           16,739      18.4%          12.7%
  General and administration                      10,418      10.0%            9,740      10.7%           7.0%
  Amortization of intangibles                     13,548      13.0%           11,324      12.5%          19.6%
----------------------------------------------------------------------------------------------------------------
Total expenses                                    87,651      83.8%           76,730      84.3%          14.2%
----------------------------------------------------------------------------------------------------------------
Operating income                                   5,060       4.8%            6,595       7.2%         (23.3%)
Interest and other income, net                       566       0.6%            1,031       1.1%         (45.1%)
----------------------------------------------------------------------------------------------------------------
Income before income taxes                         5,626       5.4%            7,626       8.3%         (26.2%)
Income tax expense                                 6,106       5.9%            4,386       4.8%          39.2%
----------------------------------------------------------------------------------------------------------------
Net (loss) income                              $   (480)     (0.5%)          $ 3,240       3.5%        (114.8%)
================================================================================================================

Basic (loss) earnings per share                $  (0.03)                     $  0.18                   (116.7%)
================================================================================================================
Diluted (loss) earnings per share              $  (0.03)                     $  0.18                   (116.7%)
================================================================================================================


Results of Operations
---------------------

Sales of $104.7 million for the six months ended March 31, 2004 represent a 14.9% increase from $91.1 million for the six months ended March 31, 2003. There was an income before income taxes of $5.6 million for the six months ended March 31, 2004, compared to an income before income taxes of $7.6 million in the same period of 2003. Net loss for the six months ended March 31, 2004 was $0.5 million, compared to a net income of $3.2 million in the comparable period of 2003. Basic loss per share and diluted loss per share were $0.03 for the current six month period, compared to a basic and diluted earnings per share of $0.18 in the same six months of last year.

Sales
-----

Year to date sales for the six month period ended March 31, 2004 were $104.7 million versus $91.1 million for the same period last year. Sales from the Company's two product families were:

                               Six months ended    Six months ended    % change
($US millions, unaudited)       March 31, 2004     March 31, 2003      from 2003
--------------------------------------------------------------------------------

Hummingbird Connectivity            $  34.7           $  36.0          (3.7%)
Hummingbird Enterprise                 70.0              55.1           27.1%
--------------------------------------------------------------------------------
                                   $  104.7            $ 91.1           14.9%
================================================================================


For the current six month period Hummingbird Connectivity sales were $34.7 million versus $36.0 million in the previous year. For the latest six month period Hummingbird Enterprise sales were $70.0 million or $14.9 million higher than the $55.1 million recorded last year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volumes. The customer user base for this product family has not grown due to weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous year.

Cost of Sales
-------------

For the six months ended March 31, 2004, costs of sales increased by $4.2 million or 53.9% to $12.0 million from $7.8 million in the six months ended March 31, 2003. Cost of sales were 11.4% of sales in the six months ended March 31, 2004 compared to 8.5% in the same period of last year. The increase in cost of sales over the previous period is due to the inclusion of expenses of the companies acquired during fiscal 2003, as well as an increased level of sales.

Gross Profit
------------

For the latest six month period, gross profit was $92.7 million compared to $83.3 million for the same period in the previous year, representing an increase of $9.4 million. This improvement was primarily due to higher sales during the six months ended March 31, 2004. Gross profit was 88.6% of sales in the current six month period, lower than 91.5% in the comparative six month period.

Sales and Marketing Expenses
----------------------------

Sales and marketing costs of $44.8 million were 42.8% of sales in the six months ended March 31, 2004, compared to $38.9 million or 42.7% of sales in the first six months of the previous year. Sales and marketing expenses were $5.9 million or 15.1% higher in the current six month period versus the comparable period a year ago, due in part to additional expenses for the acquired companies, and higher sales commissions and related costs due to the increase in sales.

Research and Development Expenses
---------------------------------

Research and development expenses in the six months ended March 31, 2004 of $18.9 million have increased by 12.7% from the $16.7 million incurred in the first six months of last year. For the current six month period, research and development expenses were 18.0% of sales, compared to 18.4% of sales in the comparable period of 2003. As with cost of sales and sales and marketing expenses, the absolute dollar increase is primarily due to the inclusion of expenses of the acquired companies that took place in the previous fiscal year.

General and Administration Expenses
-----------------------------------

In the six months ended March 31, 2004, general and administration expenses totaled $10.4 million, an increase of $0.7 million or 7.0% from the $9.7 million incurred in the first six months of last year. This increase was mostly due to the additional expenses of the acquired companies. General and administrative expenses were 10.0% of sales in the six months ended March 31, 2004, down from 10.7% in the comparable period last year.

Amortization of Intangibles
---------------------------

In the six months ended March 31, 2004, amortization of intangibles increased to $13.5 million compared to $11.3 million in the six months ended March 31, 2003. The increase is due to additional amortization from intangibles arising from the acquisitions that took place in the prior fiscal year. The full impact of amortization expense from these acquisitions did not occur until the fourth quarter of the previous fiscal year.

Interest and Other Income, Net
------------------------------

In the six months ended March 31, 2004, interest and other income was $0.6 million compared to $1.0 million in the first six months of last fiscal year. This decrease was due to the effect of lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days, and in part due to the decrease in available cash mainly due to the cash purchase of the prior year's acquisitions.

Income Tax Expense
------------------

In the six months ended March 31, 2004, the Company had a tax expense for accounting purposes of $6.1 million on income before income taxes of $5.6 million, representing an effective tax rate of 108.5%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the income tax expense is a deferred tax charge of $2.4 million resulting from the recognition of the impact of income tax rate increases on the deferred tax balances set up at previous rates. Excluding these impacts, the effective tax rate would have been 41.1%. In the comparable period in fiscal 2003, the Company had a tax expense for accounting purposes of $4.4 million on income before income taxes of $7.6 million, representing an effective tax rate of 57.5 %. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 42.0%.

Net (Loss) Income
-----------------

For the six months ended March 31, 2004 net loss was $0.5 million, compared to a net income of $3.2 million for the six months ended March 31, 2003.

Basic and Diluted (Loss) Earnings Per Share
-------------------------------------------

Basic and diluted loss per share for the six months ended March 31, 2004 was $0.03 compared to a basic and diluted earnings per share of $0.18 in the corresponding period of last year. The loss per share in the latest six month period was based on both a basic and diluted weighted average number of shares of 17.57 million, whereas, the earnings per share in the comparable period of the prior year was based on a basic weighted average number of shares of 18.02 million and a diluted weighted average number of shares of 18.15 million.


Liquidity and Capital Resources
-------------------------------

(U.S. dollars in thousands, unaudited)
-----------------------------------------------------------------------------------------------
                                            Quarter ended       Quarter ended      % change
                                            March 31, 2004      March 31, 2003     from 2003
                                           ----------------------------------------------------
Working capital                                $ 96,194            $ 111,504         (13.7%)

Cash and cash equivalents,
and short-term investments                      116,907              110,244           6.0%

Net cash provided by operating activities         3,693               10,319         (64.2%)
===============================================================================================


The Company had cash and cash equivalents, and short-term investments of $116.9 million as at March 31, 2004 compared to $110.2 million as at March 31, 2003. As previously mentioned, the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days. At March 31, 2004, the longest original term to maturity for short-term investments was 99 days.

The Company had an operating cash inflow of $3.7 million during the current quarter, down from the operating cash inflow of $10.3 million during the second quarter of the prior year.

Capital expenditures in the current quarter remained unchanged at $1.0 million, compared to the same quarter of the previous year. These expenditures consisted primarily of purchases of computer hardware and software, leasehold improvements, furniture and office equipment.

The Company repurchased and cancelled 51,300 of its own shares at a cost of $1.2 million during the current quarter, compared to repurchases of 375,800 at a cost of $6.8 million in the same quarter of last year. The Company received $1.8 million from employees exercising their stock options in the current quarter, compared to $0.1 million in the same quarter of the previous year.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

Financial Position
------------------

Cash and cash equivalents plus short-term investments increased as at March 31, 2004 by $12.9 million to $116.9 million compared to a balance of $104.0 million as at September 30, 2003.

Accounts receivable were $59.4 million at the end of the current quarter compared to $56.0 million as at September 30, 2003, representing an increase of $3.4 million. The increase was due to the increased level of sales and billing activity in the current quarter.

Accounts payable and accrued liabilities were $24.3 million as at March 31, 2004, $4.1 million lower than the balance of $28.4 million as at September 30, 2003. This reduction was mainly due to the timing of the settlement of outstanding amounts.

Deferred revenue as at March 31, 2004 was $65.3 million versus $54.7 million as at September 30, 2003, an increase of $10.6 million. The rise was mostly caused by increased billing activity for maintenance and support contracts. Revenue for these items is deferred and recognized over the maintenance and support contract period.

As at March 31, 2004, the Company had other long-term liabilities totaling $1.4 million, compared to the $3.4 million at September 30, 2003. Other long-term liabilities consists of the following:

(U.S. dollars in thousands)
                                                       March 31,
                                                         2004          September
                                                      (unaudited)      30, 2003
--------------------------------------------------------------------------------

Lease inducements                                      $   261         $   362

Retention money on prior year acquisition                  831             831

Long-term debt, described below, is comprised of:

   Capital lease obligations                               278             384

   Overdraft facility                                        -             187

   Term loans                                                -             874

   Mortgage                                                  -             785
-------------------------------------------------------------------------------
                                                       $ 1,370         $ 3,423
===============================================================================

Capital lease obligations are comprised of various leases for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly installments of principal and interest totaling $55, expiring over the next one to five years and are secured by the underlying asset. A majority of these leases are obligations of subsidiaries acquired during the previous fiscal year.

The overdraft facility, term loans and mortgage that were obligations of subsidiaries acquired during the previous fiscal year, were fully repaid during the current quarter, which accounts for the significant decrease in other long-term liabilities.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment.

The table below lists the Company's contractual payments for its other long-term liabilities and lease commitments.


(U.S. dollars in thousands, unaudited)
--------------------------------------------------------------------------------------------------------
                                        Payments due by period
--------------------------------------------------------------------------------------------------------
                                                            Less than      1 to 3     4 to 5
                                                    Total      1 year       years      years  Thereafter
--------------------------------------------------------------------------------------------------------
Capital lease obligations                        $    278     $   239    $     35    $     4    $     -
Retention money on prior year acquisition             831           -         831          -          -
Lease inducements                                     261          61         200          -          -
--------------------------------------------------------------------------------------------------------
                                                    1,370         300       1,066          4          -
Operating leases                                   27,840       6,559       9,334      5,963      5,984
--------------------------------------------------------------------------------------------------------
Total contractual cash obligations               $ 29,210     $ 6,859    $ 10,400    $ 5,967    $ 5,984
========================================================================================================



Selected Historical Consolidated Financial Data
-----------------------------------------------

The selected consolidated financial data as of and for the three months ended June 30, 2002 through March 31, 2004 are derived from our unaudited interim consolidated financial statements. The selected consolidated financial data as of September 30, 2001, 2002 and 2003 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. The financial information contained in the table below has been prepared in accordance with Canadian GAAP. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.



                                                                        Three months ended
                                    ---------------------------------------------------------------------------------------------
Selected Consolidated Statements       June 30,   Sept.30,    Dec.31,    Mar.31,    June 30,    Sept.30,    Dec.31,    Mar.31,
of Income Data (Unaudited)                2002       2002       2002       2003        2003       2003        2003       2004
(in thousands, except               ----------- ----------  ----------- ----------  ---------  ---------- ----------  -----------
   per share data)                  (unaudited) (unaudited) (unaudited) (unaudited)(unaudited) (unaudited)(unaudited) (unaudited)

Sales                                 $ 44,024   $ 46,201     $ 44,076   $ 47,021   $ 48,105    $ 53,381   $ 50,007   $ 54,664
Net income (loss)                       (2,793)      (784)         779      2,461        984       1,154     (2,029)     1,549
Diluted earnings (loss) per share        (0.15)     (0.04)        0.04       0.14       0.06        0.07      (0.12)      0.09
Diluted WA* shares outstanding          18,307     18,307       18,318     17,955     17,739      17,641     17,551     17,811




Selected Consolidated Statements                         Years ended September 30,
 of Income Data                                         ---------------------------------
(in thousands, except per share data)                   2001         2002         2003
                                                     ---------    ----------   ----------

Sales                                                $ 207,962    $ 180,400    $ 192,583
Net income (loss)                                        4,044       (6,398)       5,378
Diluted earnings (loss) per share                         0.22        (0.35)        0.30
Diluted WA* shares outstanding                          18,654       18,305       17,928

* - Weighted average



                                                                           As at
                                    ---------------------------------------------------------------------------------------------
                                       June 30,   Sept.30,    Dec.31,    Mar.31,    June 30,    Sept.30,    Dec.31,    Mar.31,
Consolidated Balance Sheet Data           2002       2002       2002       2003        2003       2003        2003       2004
(in thousands)                      -----------  ----------  ---------- ----------  ---------  ---------- ----------  -----------
                                    (unaudited)             (unaudited) (unaudited)(unaudited)            (unaudited) (unaudited)

Cash, cash equivalents and
short-term investments                  114,080    119,724      119,686    110,244    111,205     104,008   115,571    116,907

Working capital                         121,520    124,780      123,903    111,504    108,389      88,520    93,406     96,194

Total assets                            338,532    332,363      328,226    332,411    336,284     348,907   348,804    349,985

Other long-term liabilities                 927        548          506        426      1,584       3,423     3,324      1,370

Shareholders' equity                    251,058    250,274      245,506    241,175    242,165     240,975   239,255    241,382



Outlooks, Risks and Uncertainties That Could Affect Future Results
------------------------------------------------------------------

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

     o  identifying underserved segments of the market;
     o  developing products that solve a prevalent business problem;
     o communicating the value proposition of its products to the appropriate audience;
     o  effectively combining direct and partner-influenced distribution; and
     o ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, specifically, any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

Global Economic Slowdown
------------------------

Since early fiscal 2001, the Company has witnessed the weakening of global macro-economic conditions. This weakness affected information technology spending patterns on a global basis, and as a result affected our ability to forecast current and future periods revenues. In spite of the weakness in economic activity, our customer base remains solid, and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.

Competition
-----------

The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

Potential Acquisitions and Investments
--------------------------------------

The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.


Management of Growth and Integration of Acquisitions
----------------------------------------------------

Over the past several years, the Company has experienced growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

Volatility in Stock Price
-------------------------

The market price of the Company's common shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter or year.

Foreign Currency Risk
---------------------

The Company operates internationally, and accordingly, a portion of our financial resources is held in currencies other than the United States dollar, the functional currency of the Company. Further to this, the Company generates revenues and incurs expenses in numerous currencies. The Company's exposure to various currencies may change over time as the geographic mix of our worldwide business changes. These currencies could be unfavorably impacted by global developments, country specific events and many other factors. Consequently, the Company's future results could be adversely affected by significant foreign exchange fluctuations.

Environment and Market Risk
---------------------------

Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 37% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business. On the other hand, the Company is a pioneer in the Hummingbird Enterprise family of products market, which is an evolving and growing business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

As the marketplace for the Company's products evolves, the Company's future results could be impacted by a dependence on a few distributors and the emergence of new distribution channels. In addition, the timing and customer acceptance of new or upgraded products may also affect the Company's results in the future.

Potential Fluctuations in Quarterly Operating Results
-----------------------------------------------------

The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

Intellectual Property Rights
----------------------------

The Company operates in an international environment with approximately 40% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

Personnel Significance
----------------------

The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

Off Balance Sheet Arrangements
------------------------------

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Related Party Transactions
--------------------------

The Company has not engaged in any transactions that would be considered related party transactions.

Recent Accounting Pronouncement
-------------------------------

In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities" which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities defined as "Variable Interest Entities" (also referred to as special purpose entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The Company has not yet determined the effect that the adoption will have on its business, results of operation and financial condition. In June 2003, the CICA issued standards similar to FIN 46, effective for 2005.

In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R ("FIN 46R"), a revision to Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. The Company has determined that there will be no material impact on its results of operations, for the current period, from the adoption of this pronouncement.

                                                                     Document 3

                                 Form 52-109FT2
                        Certification of Interim Filings



I, Fred Sorkin as Chief Executive Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and six months ended March 31, 2004;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.




Dated - May 14, 2004



/s/ Fred Sorkin
--------------------------------
Chief Executive Officer

                                 Form 52-109FT2
                        Certification of Interim Filings



I, Inder P.S. Duggal as Chief Financial Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and six months ended March 31, 2004;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.





Dated - May 14, 2004





/s/ Inder P.S. Duggal
--------------------------------
Chief Financial Officer

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Hummingbird Ltd.
                                     ------------------------------------------
                                                  (Registrant)


Date:   May 18, 2004                 By:   /s/ Inder P.S. Duggal
        ----------------                   ------------------------------------
                                                    (Signature)
                                           Inder P.S. Duggal
                                           Chief Financial Officer and
                                           Chief Controller